PROSPECTUS SUPPLEMENT NO. 3 Filed Pursuant to Rule 424(b)(3)

(to Prospectus dated November 21, 2023) Registration No. 333-260530

VINTAGE WINE ESTATES, INC.

5,977,957 Shares of Common Stock

__________________________________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 21, 2023 (as supplemented or amended from time to time, the “Prospectus”) with the information contained in (i) our Quarterly Report on Form 10-Q for the quarter ended December 31, 2023, filed with the Securities and Exchange Commission ("SEC") on March 12, 2024; (ii) our Current Report on Form 8-K filed with the SEC on March 5, 2024 (excluding the information which was furnished and not filed under Item 7.01 and the related Exhibit 99.1 under Item 9.01 of such report); and (iii) our Current Report on Form 8-K filed with the SEC on February 27, 2024 (excluding the information which was furnished and not filed under Item 7.01 and the related Exhibit 99.1 under Item 9.01 of such report) (collectively, the “Reports”). Accordingly, we have attached the Reports to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 5,977,957 shares of our common stock, no par value per share (“common stock”), issued pursuant to the terms of those certain subscription agreements entered into (the “PIPE Investment”) in connection with the Business Combination (as defined in the Prospectus). As described in the Prospectus, the selling securityholders named therein (collectively, the “Selling Stockholders”) or their permitted transferees may offer and sell from time to time up to 5,977,957 shares of our common stock that were issued to the Selling Stockholders in connection with the closing of the PIPE Investment and the Business Combination.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “VWE”. On March 12, 2024, the closing price of our common stock on Nasdaq was $0.56 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark one)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to______

Commission file number 001-40016

Vintage Wine Estates, Inc.

(Exact name of registrant as specified in its charter)

Nevada	87-1005902
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

205 Concourse Boulevard

Santa Rosa, California 95403

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (877) 289-9463

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of March 8, 2024, 62,761,784 shares of the registrant’s common stock were outstanding.

Part I—Financial Information

Item 1. Financial Statements

VINTAGE WINE ESTATES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31, 2023	June 30, 2023
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$21,412	$18,233
Restricted cash	200	-
Accounts receivable, net	22,970	24,561
Other receivables	443	507
Inventories	155,255	201,363
Assets held for sale, net	35,878	511
Current interest rate swap asset	4,048	4,669
Prepaid expenses	11,831	14,895
Total current assets	252,037	264,739
Property, plant, and equipment, net	187,768	215,967
Operating lease right-of-use assets	28,783	32,945
Finance lease right-of-use-assets	516	630
Intangible assets, net	28,117	38,994
Interest rate swap asset	2,092	4,317
Other assets	3,195	3,562
Total assets	$502,508	$561,154
Liabilities, redeemable noncontrolling interest, and stockholders' equity
Current liabilities:
Line of credit	$121,731	$115,444
Accounts payable	27,425	20,413
Accrued liabilities and other payables	17,936	19,668
Accrued employee compensation	8,956	6,618
Current operating lease liabilities	6,194	6,243
Current finance lease liabilities	259	304
Current maturities of long-term debt	183,872	14,449
Total current liabilities	366,373	183,139
Other long-term liabilities	351	4,196
Long-term debt, less current maturities	-	173,409
Long-term operating lease liabilities	24,186	26,792
Long-term finance lease liabilities	265	334
Deferred tax liability	465	506
Total liabilities	391,640	388,376
Commitments and contingencies (Note 6)
Redeemable noncontrolling interest	252	262
Stockholders' equity:
Preferred stock, no par value, 2,000,000 shares authorized, and none issued and outstanding at December 31, 2023 and June 30, 2023.	-	-
Common stock, no par value, 200,000,000 shares authorized, 62,761,784 issued and 59,889,890 outstanding at December 31, 2023 and 62,234,028 issued and 59,362,134 outstanding at June 30, 2023.	-	-
Additional paid-in capital	384,260	381,689
Treasury stock, at cost: 2,871,894 shares held at December 31, 2023 and June 30, 2023.	(26,034)	(26,034)
Accumulated deficit	(246,717)	(182,308)
Total Vintage Wine Estates, Inc. stockholders' equity	111,509	173,347
Noncontrolling interests	(893)	(831)
Total stockholders' equity	110,616	172,516
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	$502,508	$561,154

See notes to unaudited condensed consolidated financial statements.

VINTAGE WINE ESTATES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2023	2022	2023	2022
Net revenue
Wine, spirits and cider	$46,838	$53,706	$99,501	$105,976
Nonwine	21,151	24,695	41,762	50,505
Total revenue	67,989	78,401	141,263	156,481
Cost of revenue
Wine, spirits and cider	67,393	36,655	102,328	69,676
Nonwine	15,579	16,000	29,218	31,529
Total cost of revenue	82,972	52,655	131,546	101,205
Gross (loss) profit	(14,983)	25,746	9,717	55,276
Selling, general, and administrative expenses	25,262	32,139	54,011	63,588
Amortization expense	1,888	1,805	3,524	3,616
Goodwill impairment losses	-	125,285	-	125,285
Intangible impairment losses	4,742	12,643	4,742	12,643
Gain on remeasurement of contingent liability	(6,179)	(3,474)	(5,208)	(3,289)
Restructuring (benefit) expense	(158)	-	3,844	-
Loss (gain) on insurance and litigation	148	-	148	(530)
(Gain) loss on sale of assets	(2)	4,430	(799)	4,430
Loss from operations	(40,684)	(147,082)	(50,545)	(150,467)
Other income (expense)
Interest expense	(6,119)	(5,650)	(11,044)	(9,031)
Net (loss) gain on interest rate swap agreements	(2,726)	(839)	(2,821)	8,488
Loss on extinguishment of debt	-	(479)	-	(479)
Other, net	(53)	216	(26)	487
Total other (expense) income, net	(8,898)	(6,752)	(13,891)	(535)
Loss before provision for income taxes	(49,582)	(153,834)	(64,436)	(151,002)
Income tax (benefit) provision	(199)	(23,652)	45	(22,178)
Net loss	(49,383)	(130,182)	(64,481)	(128,824)
Net loss attributable to the noncontrolling interests	(32)	(1,047)	(72)	(1,221)
Net loss attributable to common stockholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)

Net earnings per share allocable to common stockholders
Basic	$(0.83)	$(2.19)	$(1.08)	$(2.17)
Diluted	$(0.83)	$(2.19)	$(1.08)	$(2.17)
Weighted average shares used in the calculation of earnings per share allocable to common stockholders
Basic	59,721,395	58,941,899	59,567,221	58,880,529
Diluted	59,721,395	58,941,899	59,567,221	58,880,529

See notes to unaudited condensed consolidated financial statements.

VINTAGE WINE ESTATES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(in thousands, except share amounts)

	Redeemable Non-Controlling Interest Amount	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interests	Total Stockholders' Equity
		Shares	Amount	Shares	Amount
Balance, June 30, 2023	$262	62,234,028	$-	2,871,894	$(26,034)	$381,689	$(182,308)	$(831)	$172,516
Stock-based compensation expense	-	-	-	-	-	1,269	-	-	1,269
Vesting of restricted stock	-	233,311	-	-	-	129	-	-	129
Taxes paid related to net share settlement of equity awards	-	(29,655)	-	-	-	(23)	-	-	(23)
Net loss	(7)	-	-	-	-	-	(15,058)	(33)	(15,091)
Balance, September 30, 2023	$255	62,437,684	$-	2,871,894	$(26,034)	$383,064	$(197,366)	$(864)	$158,800
Stock-based compensation expense	-	-	-	-	-	1,277	-	-	1,277
Vesting of restricted stock	-	413,522	-	-	-	-	-	-	-
Taxes paid related to net share settlement of equity awards	-	(89,422)	-	-	-	(81)	-	-	(81)
Net loss	(3)	-	-	-	-	-	(49,351)	(29)	(49,380)
Balance, December 31, 2023	$252	62,761,784	$-	2,871,894	$(26,034)	$384,260	$(246,717)	$(893)	$110,616

	Redeemable Non-Controlling Interest Amount	Common Stock		Treasury Stock		Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Non-Controlling Interests	Total Stockholders' Equity
		Shares	Amount	Shares	Amount
Balance, June 30, 2022	$1,494	61,691,054	$-	2,871,894	$(26,034)	$376,099	$(1,092)	$(735)	$348,238
Adoption of ASC 842	-	-	-	-	-	-	7,752	-	7,752
Stock-based compensation expense	-	-	-	-	-	3,440	-	-	3,440
Repurchase of public warrants	-	-	-	-	-	(172)	-	-	(172)
Shareholder distribution	(66)	-	-	-	-	-	-	-	-
Net income (loss)	(146)	-	-	-	-	-	1,532	(28)	1,504
Balance, September 30, 2022	$1,282	61,691,054	$-	2,871,894	$(26,034)	$379,367	$8,192	$(763)	$360,762
Stock-based compensation expense	-	-	-	-	-	3,250	-	-	3,250
Vesting of restricted stock	-	755,880	-	-	-	-	-	-	-
Taxes paid related to net share settlement of equity awards	-	(285,381)	-	-	-	(976)	-	-	(976)
Net income (loss)	(1,023)	-	-	-	-	-	(129,135)	(24)	(129,159)
Balance, December 31, 2022	$259	62,161,553	$-	2,871,894	$(26,034)	$381,641	$(120,943)	$(787)	$233,877

See notes to unaudited condensed consolidated financial statements.

VINTAGE WINE ESTATES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2023	2022
Cash flows from operating activities
Net loss	$(64,481)	$(128,824)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expense	8,126	7,856
Non-cash operating lease expense	2,799	2,638
Amortization expense	3,680	3,742
Amortization of deferred loan fees and line of credit fees	862	220
Goodwill and intangible assets impairment losses	4,742	137,928
Stock-based compensation expense	2,546	6,690
(Benefit) provision for credit losses	(84)	360
Provision for inventory reserves	32,474	497
Deferred income tax provision (benefit)	(41)	(22,212)
(Gain) loss on disposition of assets	(799)	4,430
Loss on extinguishment of debt	-	479
Remeasurement of contingent consideration liabilities	(5,208)	(3,289)
Net loss (gain) on interest rate swap agreements	2,821	(8,488)
Change in operating assets and liabilities:
Accounts receivable	1,353	1,485
Other receivables	64	3,066
Inventories	7,484	(4,837)
Prepaid expenses and other current assets	3,064	(12,186)
Other assets	(421)	619
Accounts payable	5,386	12,001
Accrued liabilities and other payables	4,329	2,081
Net change in lease assets and liabilities	(1,291)	(3,206)
Net cash provided by operating activities	7,405	1,050
Cash flows from investing activities
Proceeds from sale of assets	1,366	8,692
Purchases of property, plant and equipment	(6,348)	(8,312)
Net cash (used in) provided by investing activities	(4,982)	380
Cash flows from financing activities
Principal payments on line of credit	(10,791)	(120,820)
Proceeds from line of credit	17,078	101,903
Payment of deferred financing costs	-	(1,975)
Change in outstanding checks in excess of cash	1,685	(467)
Loan fees	(564)	(377)
Principal payments on long-term debt	(3,986)	(58,497)
Proceeds from long-term debt	-	72,619
Principal payments on finance leases	(156)	(133)
Payments of minimum tax withholdings on stock-based payment awards	(103)	(976)
Distributions to noncontrolling interest	-	(66)
Repurchase of public warrants	-	(172)
Payments on acquisition earnout	(2,207)	(334)
Net cash provided by (used in) financing activities	956	(9,295)
Net change in cash, cash equivalents and restricted cash	3,379	(7,865)
Cash, cash equivalents and restricted cash, beginning of period	18,233	49,558
Cash and cash equivalents, and restricted cash, end of period	$21,612	$41,693

	Six Months Ended December 31,
	2023	2022
Supplemental cash flow information
Noncash investing and financing activities:
Increase in operating lease assets and liabilities upon adoption of ASC 842	$-	$37,759
Increase in finance lease assets and liabilities upon adoption of ASC 842	$-	$67
Operating lease assets obtained in exchange for operating lease liabilities	$118	$-
Finance lease assets obtained in exchange for finance lease obligations	$53	$-
Issuance of shares in lieu of payment to consultant	$129	$-
Accrued interest on term loan and line-of credit refinanced to principal	$-	$1,726
Line of credit refinanced as term debt	$-	$9,646
Term debt refinanced with line of credit proceeds	$-	$3,823
Financing costs deducted from long-term debt proceeds	$-	$474
Financing costs deducted from line of credit proceeds	$-	$532

See notes to unaudited condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of all majority-owned or controlled subsidiaries, and all significant intercompany transactions and amounts have been eliminated. The results of businesses acquired or disposed of are included in the condensed consolidated financial statements from the date of the acquisition or up to the date of disposal, respectively.

References to the "Company," "we," "our," "us," and similar pronouns in this Quarterly Report on Form 10-Q for the three and six months ended December 31, 2023 (this "Form 10-Q") refer to Vintage Wine Estates, Inc., a Nevada corporation, and its majority owned subsidiaries or controlled subsidiaries unless the context requires otherwise.

Our fiscal year ends on June 30. References to fiscal 2024 in these condensed consolidated financial statements are to the fiscal year ending June 30, 2024.

Our unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. Securities and Exchange Commission ("SEC") instructions to Quarterly Reports on Form 10-Q and include the information and disclosures required by accounting principles generally accepted in the United States ("GAAP") for interim financial reporting.

In the opinion of management, all adjustments necessary for a fair presentation of the unaudited condensed consolidated financial statements have been included in this Form 10-Q. Except as disclosed elsewhere in this Form 10-Q, all such adjustments are of a normal and recurring nature. In addition, financial results presented for this fiscal 2024 interim period are not necessarily indicative of the results that may be expected for the full fiscal year ending June 30, 2024 or any other future interim or annual period. These condensed consolidated financial statements are unaudited and accordingly, should be read in conjunction with the audited consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, filed with the SEC on October 13, 2023. The June 30, 2023 condensed consolidated balance sheet was derived from the audited consolidated financial statements as of that date.

Going Concern

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company did not meet certain financial debt covenants as required per our Second Amended and Restated Loan and Security Agreement (the "Second A&R Loan and Security Agreement") beginning with the quarter ended December 31, 2023, which constitutes an event of default. If the event of default is not cured or waived, the payment of the Company’s outstanding debt under the Second A&R Loan and Security Agreement may be accelerated. However, on February 28, 2024, the Company entered into a forbearance agreement (the "Forbearance Agreement") with respect to the Second A&R Loan and Security Agreement under which the Agent and Lenders (each as defined in Note 7) have agreed to forbear from enforcing their respective rights and remedies in respect to certain events of default under the agreement, subject to the terms and conditions set forth in the agreement, through March 31, 2024. See Note 7 for additional information. If the Company does not meet the terms of the Forbearance Agreement or if the events of default continue past the term of the Forbearance Agreement, and if the Agent and Lenders accelerate the maturity of the debt thereunder, the Company does not have sufficient cash to repay the outstanding debt.

In response to these conditions, management is actively engaged in conversations with the lender under the Second A&R Loan and Security Agreement regarding potential amendments and waivers to the related financial covenants, however, whether an amendment or waiver is obtained is not within the Company's control, and therefore cannot be deemed probable.

As a result of these uncertainties, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year as of the date these financial statements are issued. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

Restatement of Previously Issued Condensed Consolidated Financial Statements

The Company restated its unaudited quarterly financial data, on October 13, 2023, for the periods ended September 30, 2022, December 31, 2022 and March 31, 2023. All amounts in this quarterly report on Form 10-Q affected by the restatement, including but not limited to the three and six months ended December 31, 2022, reflect such restated amounts.

Significant Accounting Policies

A description of the Company’s significant accounting policies is included in the audited financial statements within its Annual Report on Form 10-K for the fiscal year ended June 30, 2023. There have been no material changes in the Company’s significant accounting policies during the six months ended December 31, 2023.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. These estimates are based on management’s knowledge about current events and expectations about actions we may undertake in the future. Significant estimates include, but are not limited to, the net realizable value of inventory, intangible assets for impairment, amortization methods and periods, contingent consideration, stock-based compensation, accounting for income taxes, loss contingencies and net assets held for sale, as applicable. Actual results could differ materially from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. Specifically, we reclassified $6.6 million of accrued employee compensation from accrued liabilities and other payables to accrued employee compensation as of June 30, 2023.

Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheet that sums to the total of the same such amounts as shown in the condensed consolidated statements of cash flows:

(in thousands)	December 31, 2023	June 30, 2023
Cash and cash equivalents	$21,412	$18,233
Restricted cash	200	-
Total cash, cash equivalents and restricted cash as shown in the consolidated statement of cash flows	$21,612	$18,233

Allowance for Credit Losses

The provision for credit losses for the periods ended December 31, 2023 and June 30, 2023, was immaterial. We do not accrue interest on past-due amounts. Bad debt expense was immaterial for all reporting periods presented.

Disaggregation of Revenue

The following table summarizes revenue by geographic region:

	Three Months Ended December 31,		Six Months Ended December 31,
(in thousands)	2023	2022	2023	2022
United States	$67,186	$77,644	$140,011	$155,187
International	803	757	1,252	1,294
Total net revenue	$67,989	$78,401	$141,263	$156,481

The following table provides a disaggregation of revenue based on the pattern of revenue recognition:

	December 31,		December 31,
(in thousands)	2023	2022	2023	2022
Point in time	$55,829	$68,823	$117,326	$134,202
Over time	12,160	9,578	23,937	22,279
Total net revenue	$67,989	$78,401	$141,263	$156,481

Assets Held for Sale

The Company classifies an asset group (‘asset’) as held for sale in the period that (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year (subject to certain events or circumstances), (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in selling, general and administrative expenses in the period in which the held for sale criteria are met. Conversely, gains are generally not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation or amortization expense on the asset. The Company assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

As of December 31, 2023, the Company has engaged a full-service brokerage and investment bank to monetize assets and has two asset groups classified as held for sale. The assets held for sale include certain real and intangible property related to Clos Pegase and certain real property related to Viansa. These assets are being marketed for sale. The Company intends to complete the sales of the assets within twelve months, but the assets do not qualify for discontinued operations because the sales would not represent a strategic shift that would have a major effect on the Company's operations.

The following table summarizes the carrying amounts of assets and liabilities classified as held for sale on the Company’s consolidated balance sheet:

(in thousands)	December 31, 2023
Assets
Accounts Receivable	$322
Inventory	6,150
Assets held for sale - current	6,472
Property, plant and equipment, net	26,366
Finance lease right-of-use assets	12
Intangible assets, net	3,099
Assets held for sale - long-term	29,477
Total assets held for sale	35,949

Liabilities
Accounts Payable	59
Current finance lease liabilities	7
Liabilities held for sale - current	66
Long-term finance lease liabilities	5
Liabilities held for sale - long-term	5
Total liabilities held for sale	71
Assets held for sale, net	$35,878

On February 26, 2024, the Company entered into a non-binding letter of intent with respect to a proposed disposition of the stock of a subsidiary of VWE to a third-party purchaser. The sale would allow for the Company to pay down debt. The securities that would be sold under the agreement did not meet all criteria to be classified as assets held for sale as of the balance sheet date, and as such are not presented and disclosed as assets held for sale in the consolidated financial statements.

During February 2024, the Company determined that certain standalone DTC operations are classified as assets held for sale. The assets held for sale include certain real and intangible property related to these DTC operations. The Company has received indications of interest, which lead the Company to believe that these assets will be sold within twelve months. These assets did not meet all criteria to be classified as assets held for sale as of the balance sheet date, and as such, are not presented and disclosed as assets held for sale in the consolidated financial statements.

Casualty Gains

In relation to various weather and wildfire events, the Company received insurance and litigation proceeds of $0.5 million during the six months ended December 31, 2022.

Segment Information

We operate in three reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The

Company’s chief operating decision maker (“CODM”), our Chief Executive Officer, allocates resources and assesses performance based upon discrete financial information at the segment level.

Earnings Per Share

Basic net income (loss) per share is calculated by dividing the net income (loss) allocable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of the calculation of diluted net income (loss) per share, stock options, warrants to purchase common stock and restricted stock units are considered potentially dilutive securities but are excluded from the calculation of diluted net income (loss) per share when their effect is antidilutive. As a result, in certain periods, diluted net income (loss) per share is the same as the basic net income (loss) per share.

The Company does not pay dividends or have participating shares outstanding.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

Recently Issued Accounting Pronouncements

In October 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-06: Disclosure Improvements. The new guidance clarifies disclosure and presentation requirements on a variety of topics in the codification. The amendments will align the requirements in the FASB Accounting Standard codification with the SEC's regulations. The amendments are effective prospectively on the date each individual amendment is effectively removed from Regulation S-X or Regulation S-K. The Company is in the process of evaluating the impact the adoption of this ASU will have on the financial statements and related disclosures, which is not expected to be material.

In November 2023, the FASB issued ASU 2023-07: Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This update will improve reportable segment disclosure requirements by enhancing disclosures around significant segment expenses and disclosures around the CODM, pertaining to what measures are used to evaluate profit or loss and such measures are used in assessing segment performance. These amendments will improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities. ASU 2023-07 is effective for public entities' fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is in the process of evaluating the impact the adoption of this ASU will have on the financial statements and related disclosures, which is not expected to be material.

In December 2023, the FASB issued ASU 2023-09: Income Taxes (Topic 740), Improvements to Income Tax Disclosures. On an annual basis, companies will be required to disclose a rate reconciliation with additional information for reconciling items that meet a quantitative threshold. Companies will need to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes along with the amount of taxes paid (net of refunds received) disaggregated by individual jurisdictions in which the payments are equal to or greater than 5 percent of total income taxes paid (net of refunds received). Public companies will also need to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign along with income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. ASU 2023-09 is effective for public business entities' fiscal years beginning after December 15, 2024. The Company is in the process of evaluating the impact the adoption of this ASU will have on the financial statements and related disclosures, which is not expected to be material.

2. Restructuring

On July 20, 2023, the Company's executive officers, authorized by the Board of Directors (the "Board") to take such action, approved an organizational restructuring plan (the "2023 Plan") intended to expand margin through simplification and improved execution, measurably reduce costs, improve cash management, monetize assets, reduce debt and grow revenue of its key brands. As part of the 2023 Plan, there was a reduction in force affecting approximately 25 roles, or 4% of the workforce. The total restructuring expense, shown on a separate line in the Company's condensed consolidated statements of operations and comprehensive income, for the six months ended December 31, 2023 was $3.8 million, substantially all of which was related to employee severance and related benefit costs. The amount is expected to be paid over the next 24 months.

The following table presents the changes in the Company's restructuring-related accrued employee compensation liabilities:

(in thousands)
Balance at June 30, 2023	$-
Additions	4,002
Revisions to estimates	(158)
Cash payments	(2,134)
Balance at December 31, 2023	$1,710

Subsequent to the three months ended December 31, 2023, on January 16, 2024, the Company's Board of Directors approved an organizational restructuring plan (the "2024 Plan") to monetize assets and reduce non-core lower margin product and service offerings. As part of the 2024 Plan, there is a reduction in force affecting approximately 15% of the workforce, which is expected to result in annualized cost savings of $7.1 million. The Company expects the reduction in force to be substantially complete by the end of the third quarter of fiscal 2024.

Cash expenditures for the reduction in force are estimated to be $1.5 million, substantially all of which are related to employee severance and benefits costs. The expense will be accrued in the third quarter of fiscal 2024.

3. Inventory

Inventory consists of the following:

(in thousands)	December 31, 2023	June 30, 2023
Bulk wine, spirits and cider	$65,450	$84,602
Bottled wine, spirits and cider	77,440	100,075
Bottling and packaging supplies	11,176	15,690
Nonwine inventory	1,189	996
Total inventory, net of reserve	$155,255	$201,363

Inventories of bulk and bottled wines, spirits, and ciders and inventories of non-wine products and bottling and packaging supplies are valued at the lower of cost using the FIFO method or net realizable value. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. Net realizable value is the value of an asset that can be realized upon the sale of the asset, less a reasonable estimate of the costs associated with either the eventual sale or the disposal of the asset in question. Inventories are classified as current assets in accordance with recognized industry practice, although most wines and spirits are aged for periods longer than one year.

As a result of continued simplification of the business, the Company performed a detailed review of its bottled wine, spirits and cider inventory and reduced the value of non-core lower margin products and aged inventory by $9.0 million. This will allow the sales team to focus on the Company's priority brands. Since the most recent harvest, the bulk wine market has been softer than expected. As a result, the Company recorded a $23.3 million charge against its bulk wine inventory to reflect market prices for unallocated product and to reserve for product related to non-core lower margin products. The Company recorded provisions for inventory reserves for the three and six months ended December 31, 2023 of $32.4 million and $32.5 million, respectively. The Company recorded provisions for inventory reserves for the three and six months ended December 31, 2022 of $0.5 million. Due to the inherent uncertainties in the reserve estimate, which is based primarily on market assumptions for the Company's products and bulk wine, the actual results could differ significantly from our estimates.

Inventory valued at $6.2 million is included in Assets held for sale, net on the Company's condensed consolidated balance sheet as of December 31, 2023.

4. Intangible Assets

The following tables summarize other intangible assets by class:

	December 31, 2023
(in thousands)	Gross Intangible	Accumulated Amortization	Accumulated Impairment Losses	Net Intangible
Indefinite-life intangibles
Trade names and trademarks	$29,503	$-	$(20,635)	$8,868
Winery use permits	4,250	-	-	4,250
Total Indefinite-life intangibles	33,753	-	(20,635)	13,118

Definite-life intangibles
Customer relationships	28,200	(12,640)	(925)	14,635
Trade names and trademarks	1,900	(876)	(660)	364
Total definite-life intangibles	30,100	(13,516)	(1,585)	14,999
Total other intangible assets	$63,853	$(13,516)	$(22,220)	$28,117

	June 30, 2023
(in thousands)	Gross Intangible	Accumulated Amortization	Accumulated Impairment Losses	Net Intangible
Indefinite-life intangibles
Trade names and trademarks	$30,102	$-	$(17,477)	$12,625
Winery use permits	6,750	-	-	6,750
Total Indefinite-life intangibles	36,852	-	(17,477)	19,375

Definite-life intangibles
Customer relationships	28,200	(9,812)	-	18,388
Trade names and trademarks	1,900	(669)	-	1,231
Total definite-life intangibles	30,100	(10,481)	-	19,619
Total other intangible assets	$66,952	$(10,481)	$(17,477)	$38,994

Intangible assets, net of $3.1 million are included in Assets held for sale in the Company's condensed consolidated balance sheet as of December 31, 2023.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax rates, discount rates, growth rates, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, change, or if management’s expectations or plans otherwise change, then one or more of our reporting units might become impaired in the future.

We utilized the discounted cash flow method under the income approach and the Guideline Public Company Method (GPCM) under the market approach to estimate the fair value of our reporting units. Some of the more significant assumptions inherent in estimating the fair values under the income approach include the estimated future annual net cash flows for each reporting unit (including net sales, cost of revenue, selling, general and administrative expense updated as of the end of the second quarter, depreciation and amortization, working capital, and capital expenditures), estimated growth rates, income tax rates, long-term growth rates, and a discount rate that appropriately reflects the risks inherent in each future cash flow stream. Under the GPCM approach, the significant assumptions include the consideration of stock price and financial metrics from guideline companies.

We periodically assess whether any indicators of impairment exist related to our intangible assets. During the three months ended December 31, 2023, we identified a triggering event as a result of a decline in actual and projected revenue of certain trade names. As a result of the impairment analysis performed, the Company recorded a non-cash impairment charge of $4.7 million, which consisted of $2.0 million related to Wholesale and $1.1 million related to Direct-to-Consumer. The impairment loss arose due to a softening of the wine industry. In addition, the Company recognized an impairment charge of $1.6 million related to customer relationships and definite-lived trade names and trademarks as it continues to simplify the Direct-to-Consumer business. The impairment losses are included in intangible asset impairment losses in the consolidated statements of operations.

5. Fair Value Measurements

The following tables present assets and liabilities measured at fair value on a recurring basis:

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$10,013	$-	$-	$10,013
Interest rate swaps (1)	-	6,140	-	6,140
Total	$10,013	$6,140	$-	$16,153

Liabilities:
Contingent consideration liabilities (2)	$-	$-	$1,241	$1,241
Total	$-	$-	$1,241	$1,241

	June 30, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$9,874	$-	$-	$9,874
Interest rate swaps (1)	-	8,986	-	8,986
Total	$9,874	$8,986	$-	$18,860

Liabilities:
Contingent consideration liabilities (2)	$-	$-	$8,656	$8,656
Total	$-	$-	$8,656	$8,656

(1) The fair value of interest rate swaps is estimated using a discounted cash flow analysis that considers the expected future cash flows of each interest rate swap. This analysis reflects the contractual terms of the interest rate swap, including the remaining period to maturity, and uses market-corroborated Level 2 inputs, including forward interest rate curves and implied interest rate volatilities. The fair value of an interest rate swap is estimated by discounting future fixed cash payments against the discounted expected variable cash receipts. The variable cash receipts are estimated based on an expectation of future interest rates derived from forward interest rate curves. The fair value of an interest rate swap also incorporates credit valuation adjustments to reflect the non-performance risk of the Company and the respective counterparty.

(2) We assess the fair value of contingent consideration to be settled in cash related to acquisitions using probability weighted models for the various contractual earn-outs. These are Level 3 measurements. Significant unobservable inputs used in the estimated fair values of these contingent consideration liabilities include probabilities of achieving customer related performance targets, specified sales milestones, consulting milestones, changes in unresolved claims, projected revenue or changes in discount rates. The long-term portion of the contingent consideration liabilities was zero and $3.8 million as of December 31, 2023 and June 30, 2023, respectively.

The following table provides a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in thousands)	Contingent Consideration
Balance at June 30, 2023	8,656
Acquisitions	-
Payments	(2,207)
Change in fair value	(5,208)
Balance at December 31, 2023	1,241
Less: current portion	(1,241)
Long-term portion	-

During the six months ended December 31, 2023, the Company recognized a decrease in the fair value of contingent consideration of $5.2 million from prior years' acquisitions based on a decline in actual and projected revenue for the acquired businesses over their earnout periods.

Our non-financial assets, such as indefinite-lived intangible assets and long-lived assets are adjusted to fair value when an impairment charge is recognized.

6. Commitments, Contingent Liabilities and Litigation

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of business. Although management believes that any pending claims and lawsuits will not have a material impact on the Company’s consolidated financial position or results of operations, the adjudication of such matters are subject to inherent uncertainties and management’s assessment may change depending on future events. The Company records a loss contingency when it is both probable and reasonably estimable. Management's estimates of loss contingencies are based on the latest information available.

Litigation

On November 14, 2022, a purported securities class action lawsuit was filed in the U.S. District Court for the District of Nevada against the Company and certain current and former members of its management team. The lawsuit is captioned Ezzes v. Vintage Wine Estates, Inc., et al. (“Ezzes“), and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making material misstatements or omissions in certain of the Company's periodic reports filed with the SEC relating to, among other things, the Company’s business, operations, and prospects, including with respect to the Company’s inventory metrics and overhead burden. The lawsuit seeks an unspecified amount of damages and an award of attorney’s fees, in addition to other relief. On November 28, 2022, a second purported securities class action lawsuit, captioned Salbenblatt v. Vintage Wine Estates, Inc., et al. (“Salbenblatt”), was filed in the same court, containing similar claims and allegations, and seeking similar relief, as the Ezzes lawsuit. On February 14, 2023, the Court consolidated both actions and appointed the lead plaintiffs. The Salbenblatt action was transferred to and consolidated with the Ezzes action. On May 1, 2023, the lead plaintiffs filed a consolidated amended class action complaint (“amended complaint”). On June 30, 2023 defendants filed a motion to dismiss the amended complaint. The motion to dismiss was fully briefed on September 25, 2023, and the court dismissed the case on March 1, 2024. Pursuant to the court's ruling, the plaintiffs have 21 days from the court's ruling to amend their complaint otherwise the court will dismiss the plaintiffs' claims with prejudice. As previously noted, litigation is inherently uncertain, and the Company is unable to predict the outcome of this litigation and is unable to estimate the range of loss, if any, that could result from an unfavorable outcome. The Company also cannot provide any assurance that the ultimate resolution of this litigation will not have a material adverse effect on our reputation, business, prospects, results of operations or financial condition.

The Company is involved in two disputes with One True Vine, LLC and Jayson Woodbridge (the "Claimant") (together, the "Claimants") relating to an Asset Purchase Agreement (“APA”) and a related Non-Compete Agreement/Non-Solicitation Agreement (the “Non-Compete Agreement”) from a 2018 acquisition. Claimant has alleged that the Company did not make certain earnout payments allegedly due under the APA and has alleged that the Company misused alleged rights of publicity with respect to the brands in violation of the Non-Compete Agreement. On or about August 30, 2023, Claimants served a demand for arbitration on the Company. On October 16, 2023, the Company paid the Claimant $0.4 million. At present, Claimants collectively have not quantified the total amount of their alleged damages for all claims; however, based on information provided by claimants, the Company would anticipate that any claim of damages would likely be at least approximately $3.0 million. The Company disputes both that any amounts in excess of the accrued earn-out liability of approximately $0.4 million for the dispute period are owed and that the Company misused the alleged rights of publicity. The Company intends to vigorously defend itself against the claims. At this time, in view of the complexity and ongoing nature of the matters, we are unable to reasonably estimate a possible loss or range of loss that the Company may incur to resolve these matters or defend against these claims.

The Company has received a complaint in California Superior Court alleging certain violations of California employment law and seeking class certification for certain current and former employees of the Company. The Company intends to defend the matter vigorously. The Company is unable to predict the outcome of this matter and is unable to estimate the range of loss, if any, that could result from an unfavorable outcome.

In January 2024, the Company was notified of alleged quality breaches in connection with production of wines for a Business-to-Business customer. The customer also alleges a potential breach of contract related to the Company's quality management systems. The Company intends to vigorously defend itself against the claims. The Company has recorded a loss contingency of $4.0 million in the three months ended December 31, 2023, which is based on the best information available to the Company as of the date of this filing. The expense is in cost of revenue on the Company's condensed consolidated statements of operations and comprehensive income.

From time to time, the Company is subject to other legal proceedings, claims and litigation arising in the ordinary course of business. In addition, the Company may receive letters alleging infringement of patent or other intellectual property rights. The Company is not currently a party to any other material legal proceedings, nor is it aware of any pending or threatened litigation that, in the Company’s opinion, would have a material adverse effect on the business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Indemnification Agreements

In the ordinary course of business, we may provide indemnification of varying scope and terms to vendors, lessors, customers and other parties with respect to certain matters including, but not limited to, losses arising from a breach of representations or covenants or from intellectual property infringement claims made by third parties. These indemnities include indemnities to our directors and officers to the maximum extent permitted under applicable state laws. The maximum potential amount of future payments we could be required to make under these indemnification agreements is, in many cases, unlimited. Historically, we have not incurred any significant costs as a result of such indemnifications.

Other Commitments

Contracts exist with various growers and certain wineries to supply a significant portion of our future grape and wine requirements. Contract amounts are subject to change based upon actual vineyard yields, grape quality and changes in grape prices. Estimated future minimum grape and bulk wine purchase commitments are as follows:

(in thousands)
Year ending June 30,	Total
Remainder of 2024	$4,048
2025	10,172
2026	3,786
2027	347
2028	264
$18,617

Grape, bulk wine and cider purchases under contracts totaled $17.6 million and $15.0 million and $30.5 million and $30.8 million for the three and six months ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has recorded a loss contingency totaling $2.1 million relating to future bulk wine contracts, which are expected to result in a loss at the consummation of the purchase.

7. Long-Term and Other Short-Term Obligations

The following table summarizes long-term and other short-term obligations:

	December 31,	June 30,
(in thousands)	2023	2023
Note to a bank with one month interest at SOFR (5.46%) at December 31, 2023 plus 2.35%; payable in quarterly installments of $1,454 principal with applicable interest; matures in December 2027; secured by specific assets of the Company.	141,078	142,532

Capital expenditures borrowings payable at SOFR (5.46%) at December 31, 2023 plus 2.35%, payable in quarterly installments of $801 with draw expiring June 2027.	11,961	12,762

Equipment Term Loan payable at SOFR (5.46%) at December 31, 2023 plus 2.35%, payable in quarterly installments of $250 with draw expiring December 2026.	3,183	3,433

Note to a bank with interest fixed at 2.75%, payable in monthly installments of $61 principal with applicable interest; matures in March 2024.	182	541

Note to a bank with interest fixed at 7.50%, payable in monthly installments of $61 principal with applicable interest; matures in April 2026.	1,571	1,873

Delayed Draw Term Loan with interest at SOFR (5.46%) at December 30, 2023 plus 2.35%, payable in quarterly installments of $818. Matures in December 2027.	27,365	28,183
Total debt	185,340	189,324
Less: current maturities	(183,872)	(14,449)
Less: unamortized deferred financing costs	(1,468)	(1,466)
Long-term debt, net	$-	$173,409

The effective interest rate under the revolving facility was 8.5% and 3.7% as of December 31, 2023 and 2022, respectively.

On October 12, 2023, the Company entered into a fourth amendment (the “Fourth Amendment”) to the Second A&R Loan and Security Agreement by and among the Company, the Borrowers party thereto (the "Borrowers"), the Lenders party thereto (the "Lenders"), and BMO Bank, N.A., as successor in interest to Bank of the West, as Agent (the "Agent"). The Fourth Amendment, among other things: (i) waives certain existing events of default relating to the Company’s failure to comply with the financial covenants and financial reporting requirements set forth in the credit agreement for prior fiscal periods; (ii) reduces the aggregate revolving commitment and the aggregate delayed draw term loan commitment to $200,000,000 and $38,100,000, respectively; (iii) replaces the maximum debt to capitalization financial covenant with a minimum adjusted EBITDA financial covenant of not less than (1) $4,000,000 for the fiscal quarter ending September 30, 2023, (2) $17,000,000 for the two fiscal quarter period ending December 31, 2023, (3) $27,000,000 for the three fiscal quarter period ending March 31, 2024, (4) $34,000,000 for the four fiscal quarter period ending June 30, 2024, and (5) $35,000,000 for each four fiscal quarter period ending thereafter; (iv) adds a minimum liquidity covenant of $25,000,000 (or, for fiscal quarters ending in December, $15,000,000), which applies only for the fiscal quarters ending September 30, 2023 through and including December 31, 2024 (the

“Covenant Modification Period”); (v) suspends the minimum fixed charge coverage ratio covenant for the fiscal quarters ending September 30, 2023 through and including June 30, 2024 and provides for a step-down of the minimum fixed charge coverage ratio to 1.00:1.00 for the remainder of the Covenant Modification Period; (vi) adds an equity cure right for the Company in the event of future breaches of the financial covenants; (vii) reduces revolver availability by (1) $15,000,000 during the months of February through September of each year and (2) $10,000,000 during the months of October through January of each year; (viii) suspends the exercise of incremental facilities during the Covenant Modification Period; (ix) restricts all permitted acquisitions during the term of the credit facilities, unless previously approved by the required Lenders; (x) increases in the applicable margin for all credit facilities to 3.00% for the loans subject to SOFR interest rates (the "SOFR Loans") and 2.00% for the loans subject to the Adjusted Base Rate (the "ABR Loans"), which margins will step-up further if certain prepayments of the term loans are not made by certain dates prescribed in the Fourth Amendment; (xi) adds additional mandatory prepayments of (1) $10,000,000 by no later than March 31, 2024, (2) an additional $10,000,000 by no later than June 30, 2024 and (3) an additional $25,000,000 by no later than December 31, 2024; (xii) adds additional mandatory prepayments in the event that the Borrowers maintain a cash balance in excess of $20,000,000; (xiii) permits additional sales of certain real property with an aggregate appraised value of approximately $60,000,000, in addition to related personal property assets; and (xiv) adds certain additional reporting requirements to Agent and the Lenders.

Debt modification costs of $0.6 million were capitalized and $0.2 million were expensed in selling, general and administrative expenses in the Company's statements of operations related to the Fourth Amendment. In addition, $0.3 million of previously capitalized costs were expensed in selling, general and administrative expenses in the Company's statements of operations.

As of the date of this filing, the Company is not in compliance with certain covenants contained in the Second A&R Loan and Security Agreement, including (i) failure to maintain Adjusted EBITDA of $17 million for the two fiscal quarter period ended December 31, 2023, (ii) failure to deliver the agent and lenders unaudited balance sheets and the related statements of income and cash flow for the fiscal quarter ended December 31, 2023 and for the portion of the fiscal year then elapsed within 45 days after the end of such fiscal quarter, and (iii) failure to provide an executed compliance certificate for the fiscal quarter ended December 31, 2023 (collectively, the "Designated Defaults").

On February 28, 2024, the Company entered into the Forbearance Agreement with respect to the Second A&R Loan and Security Agreement under which the Agent and Lenders have agreed to forbear from enforcing their respective rights and remedies in respect to certain events of default under the agreement, subject to the terms and conditions set forth in the agreement, through March 31, 2024 (the "Forbearance Period") so long as no event of default (other than the Designated Defaults) shall occur, and the Company and the Borrowers (collectively, the "Obligors") comply with the terms of the Forbearance Agreement and otherwise do not assert a defense to their obligations under the Loan Agreement or any other loan documents or make a claim against the Agent or any Lender. The Forbearance Agreement, among other things, (a) reduces the revolving commitments under the Loan Agreement from $200 million to $180 million, (b) permits the Borrowers to continue to borrow under the Loan Agreement, subject to the terms and conditions set forth therein, during the Forbearance Period, notwithstanding the existence of the Designated Defaults, (c) increases, during the Forbearance Period, the interest rate for revolving loans outstanding or incurred under the Loan Agreement by 100 basis points, (d) provides that, during the Forbearance Period, the Borrowers will not maintain cash in excess of their projected cash needs (with any excess to be used to pay outstanding revolving loans), (e) requires the Obligors to comply with certain specified milestones with respect to business planning during the Forbearance Period and (f) requires the payment of certain fees to the Agent and the Lenders including a one-time payment to the Agent for the benefit of the Consenting Lenders, as defined in the Forbearance Agreement, equal to 7.5 basis points on the Consenting Lenders' outstanding Loans and Commitments (as modified by the Forbearance Agreement and to the extent such Commitments are not funded).

8. Stockholders' Equity

Warrants

At December 31, 2023, there were 25,646,453 warrants outstanding to purchase shares of the Company's common stock at a price of $11.50 per whole share. The 25,646,453 warrants are comprised of 18,000,000 Public Warrants (the "Public Warrants") and 7,646,453 Private Warrants (the "Private Warrants").

The Public Warrants are exercisable commencing on August 11, 2021 and expire five years after the commencement date. The Company may accelerate the expiry date by providing 30 days’ prior written notice, if and only if, the closing price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period. The public warrant holder’s right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of acceleration of the expiry date.

The Private Warrants are exercisable commencing on August 11, 2021 for one common share at an exercise price of $11.50, subject to anti-dilution adjustments. The Private Warrants expire five years after the commencement date.

Meier's Earnout Shares

In connection with the closing of the Meier's business combination with Paul T. Lux Irrevocable Trust pursuant to a merger agreement dated January 18, 2022, Mr. Lux is entitled to receive up to an additional $5 million of the Company’s common stock, subject to the terms of the earnout agreement.

The Company will make earnout payments based on the product of the amount of adjusted EBITDA in calendar 2022, 2023 and 2024 over an EBITDA threshold, as defined in the merger agreement, and the earnout multiple of seven. No shares were issued through December 31, 2023.

Stock Options

Stock options granted under the 2021 Omnibus Incentive Plan (as amended, the "2021 Plan") prior to May 17, 2023 have a ten-year term and are subject to certain market conditions, including that the stock options only become exercisable if the volume-weighted average price per share of our common stock meets a $12.50 threshold over a 30-day consecutive trading period following the grant date. The fair value of the stock options was estimated using a Monte Carlo simulation valuation model. These stock option awards vest, except as set forth in the award agreement, in four equal installments of 25%, with the first installment vesting 18 months after the grant date with respect to an additional 25% of the total stock-based award on each of the 2nd, 3rd and 4th anniversaries of the grant date, providing in each case the employee remains in continuous employment or service with the Company or an Affiliate. Stock options granted under the 2021 Plan subsequent to May 17, 2023 are generally not subject to market conditions and vest, except as set forth in the award agreement, in four equal installments of 25%, with the first installment vesting 12 months after the grant date with an additional 25% of the total stock-based award on each of the 2nd, 3rd and 4th anniversaries of the grant date, providing in each case the employee remains in continuous employment or service with the Company or an Affiliate. Compensation expense is recognized ratably over the requisite service period.

The following table presents a summary of stock option activity under the 2021 Plan:

	Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at June 30, 2023	2,869,837	$10.31	8.80	$-
Granted	4,359,214	3.54		-
Exercised	-	-		-
Forfeited or cancelled	(860,301)	10.50		-
Outstanding at December 31, 2023	6,368,750	$5.65	9.32	$-

Total unrecognized compensation expense related to the stock options was $4.1 million, which is expected to be recognized over a weighted-average period of 5.3 years. As of December 31, 2023, 598,847 options were exercisable pending attainment of a market condition.

Restricted Stock Units

Restricted stock units are subject only to service conditions and those issued prior to May 17, 2023 vest, except as set forth in the award agreement, in four equal installments of 25%, with the first installment vesting 18 months after the vesting commencement date and the other installments vesting on each of the 2nd, 3rd and 4th anniversaries of the vesting commencement date. Restricted stock units issued subsequent to May 17, 2023 vest, except as set forth in the award agreement, in four equal installments of 25%, with the first installment vesting 12 months after the vesting commencement date and the other installments vesting on each of the 2nd, 3rd and 4th anniversaries of the vesting commencement date.

The following table presents a summary of restricted stock units' activity:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Outstanding at June 30, 2023	1,162,439	$4.98
Granted	5,342,775	0.67
Vested	(646,833)	3.19
Forfeited or cancelled	(182,881)	5.02
Outstanding at December 31, 2023	5,675,500	$1.19

Total unrecognized compensation expense related to the restricted stock units was $3.7 million, which is expected to be recognized over a weighted-average period of 2.4 years.

During the six months ended December 31, 2023, the Company granted 151,052 fully-vested restricted stock units to a third party in consideration of consulting services rendered.

Earnings Per Share

The following table reconciles the number of common shares used to compute basic and diluted earnings per share attributable to Vintage Wine Estates, Inc., shareholders:

	Three Months Ended December 31,		Six Months Ended December 31,
(in thousands, except for per share amounts)	2023	2022	2023	2022
Net loss	$(49,383)	$(130,182)	$(64,481)	$(128,824)
Less: loss allocable to noncontrolling interest	(32)	(1,047)	(72)	(1,221)
Net loss allocable to common shareholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)

Numerator – Basic EPS
Net loss allocable to common shareholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)
Net loss allocated to common shareholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)

Numerator – Diluted EPS
Net loss allocated to common shareholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)
Net loss allocated to common shareholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)

Denominator – Basic Common Shares
Weighted average common shares outstanding - Basic	59,721,395	58,941,899	59,567,221	58,880,529
Denominator – Diluted Common Shares
Weighted average common shares - Diluted	59,721,395	58,941,899	59,567,221	58,880,529

Net loss per share – basic:
Common Shares	$(0.83)	$(2.19)	$(1.08)	$(2.17)
Net loss per share – diluted:
Common Shares	$(0.83)	$(2.19)	$(1.08)	$(2.17)

The following securities have been excluded from the calculations of diluted earnings per share attributable to common shareholders because including them would have been antidilutive:

	Three Months Ended December 31,		Six Months Ended December 31,
	2023	2022	2023	2022
Shares subject to warrants to purchase common stock	25,646,453	25,646,453	25,646,453	25,646,453
Shares subject to options to purchase common stock	6,368,750	4,199,838	6,368,750	4,199,838
Shares subject to restricted stock units	5,675,500	1,558,425	5,675,500	1,558,425
Total	37,690,703	31,404,716	37,690,703	31,404,716

9. Income Taxes

For the three months ended December 31, 2023, the effective tax rate differs from the federal statutory rate of 21% primarily due to permanent items and valuation allowance. For the six months ended December 31, 2023, the effective tax rate differs from the federal statutory rate of 21% primarily due to permanent items related to non-deductible officer compensation.

Other long-term liabilities include $0.4 million long-term income taxes payable at December 31, 2023 and June 30, 2023.

10. Related Party Transactions

On February 7, 2023, the Company and Patrick Roney, founder of VWE, entered into a letter agreement (the “Letter Agreement”) whereby Mr. Roney voluntarily elected to transition from Chief Executive Officer of the Company to Executive Chairman of the Board, effective February 7, 2023. Pursuant to the terms of the Letter Agreement, the Employment Agreement between the Company and Mr. Roney effective June 7, 2021 (the “Prior Employment Agreement”) was terminated and upon such termination the Company agreed to provide Mr. Roney his accrued but unpaid Base Salary and PTO (as defined in the Prior Employment Agreement) through February 7, 2023, and any vested amounts or benefits that he is entitled to receive under any plan, program, or policy, as described in Section 5.1 of the Prior Employment Agreement. Mr. Roney expressly waived any claim to the severance benefits described in Section 5.2(b) of the Prior Employment Agreement. On October 17, 2023, the Company and Mr. Roney

entered into an amendment to the Letter Agreement pursuant to which his annual base salary was decreased. Pursuant to the terms of the Letter Agreement, as amended, Mr. Roney will receive an annual base salary of $212,500 for his service as Executive Chairman and will be eligible to participate in the Company’s employee benefit plans and programs in accordance with their terms and eligibility requirements. In connection with his appointment as Executive Chairman, all outstanding stock options and unvested restricted stock units previously granted to Mr. Roney under the Company’s 2021 Plan ceased to vest and any unvested awards were forfeited.

The Company has a contract with Bin-to-Bottle, a storage and bottling company, partially owned by Mr. Roney, for storage purposes. The Company incurred zero and $6.0 thousand in expenses for the three months ended December 31, 2023 and 2022, respectively and $4.4 thousand and $6.0 thousand for six months ended December 31, 2023 and 2022. During the three months ended December 31, 2023, Mr. Roney sold his interest in Bin-to-Bottle.

The Company has a revenue sharing agreement with Sonoma Brands Partners II, LLC where a portion of B.R. Cohn and Clos Pegase sales during various events throughout the year go to Sonoma Brands Partners II, LLC. Sonoma Brands Partners II, LLC is managed by a member of the Company's board of directors. For the six months ended December 31, 2023 and 2022, payments to Sonoma Brands Partners II, LLC totaled $221 thousand and $232 thousand, respectively.

Also on February 7, 2023, the Board appointed Jon Moramarco, a member of the Board, as the Company’s Interim Chief Executive Officer. In connection with such appointment, the Company entered into a consulting agreement (the “Consulting Agreement”) with bw166 LLC (“bw166”) and Mr. Moramarco, pursuant to which the Company paid bw166 a monthly fee of $17,500 and reimbursed bw166 and Mr. Moramarco for reasonable business-related expenses in connection with the Interim Chief Executive Officer services provided thereunder. Additionally, the Company awarded Mr. Moramarco a one-time grant of 100,000 restricted stock units pursuant to the 2021 Plan, which will vest in full on the one-year anniversary of the grant date. Mr. Moramarco is the Managing Partner of bw166 and has a controlling interest therein. The Consulting Agreement was terminated effective October 31, 2023.

Immediate Family Member and Other Business Arrangements

We provide at-will employment to several family members of officers or directors who provide various sales, marketing and administrative services to us. Payroll and other expenses to these related parties was $110 thousand and $95 thousand for the three months ended December 31, 2023 and 2022, respectively and $234 thousand and $220 thousand for the six months ended December 31, 2023 and 2022 respectively.

On July 19, 2023, the Company and Terry Wheatley, President of VWE, entered into a Separation Agreement and Release of all Claims (the "Separation Agreement") whereby Ms. Wheatley voluntarily elected to resign from the Company. Pursuant to the terms of the Separation Agreement, the employment agreement between the Company and Ms. Wheatley effective June 7, 2021 (the "Prior Employment Agreement") was terminated and upon such termination the Company agreed to provide Ms. Wheatley her accrued but unpaid Base Salary and PTO (as defined in the Prior Employment Agreement) through July 19, 2023, and any vested amounts or benefits that she is entitled to receive under any plan, program, or policy, as described in Section 5.1 of the Prior Employment Agreement. Pursuant to the terms of the Separation Agreement, the Company agreed to pay Ms. Wheatley an amount equal to three years of her annual base salary, to be paid in monthly installments over twenty-four consecutive months, a one-time payment of $125 thousand and reimbursement for the cost of health insurance continuation coverage through December 31, 2023, if continuation coverage is elected by Ms. Wheatley.

In connection with the Separation Agreement, the Company and Ms. Wheatley entered into an asset purchase agreement (the "Wheatley APA") effective as of September 17, 2023, whereby the Company sold Ms. Wheatley all of its intellectual property rights related to its "Purple Cowboy," "Wine Sisterhood" and "Gem+Jane" trademarks for a nominal sum. Pursuant to the Wheatley APA, the Company holds a worldwide, non-exclusive license to use the Purple Cowboy intellectual property ("IP") until June 30, 2024 for the purpose of liquidating its existing Purple Cowboy inventory. Pursuant to the Wheatley APA, Ms. Wheatley is required to purchase, by December 31, 2024, all Purple Cowboy inventory held by the Company that was not sold by June 30, 2024, at cost plus shipping charges. From September 17, 2023 to June 30, 2024, the Company has agreed to make sponsorship payments to “Tough Enough to Wear Pink”, an initiative to raise money for breast cancer awareness, of all gross profits received from sales of inventory associated with the Purple Cowboy IP. The sponsorship payments are to be made at a rate of $20,000 per month with any adjustment needed to account for remaining gross profits not previously covered by the sponsorship payments to be made in the final payment in July 2024. In the event the sponsorship payments exceed the gross profits received by the Company from sales of Purple Cowboy inventory, Ms. Wheatley is required to refund such excess amount to the Company by July 30, 2024. The Company donated money to Tough Enough to Wear Pink from the profits made by the sale of Purple Cowboy, which totaled $60 thousand and $87 thousand for the three months ended December 31, 2023 and 2022 and $125 thousand and $174 thousand for the six months ended December 31, 2023 and 2022, respectively.

In addition, pursuant to the Wheatley APA, the Company holds a worldwide, partially non-exclusive and partially exclusive license to use the Wine Sisterhood IP for the purpose of liquidating, and until it has liquidated, its existing inventory associated with the Wine Sisterhood IP. Ms. Wheatley has also agreed to pay the Company a royalty of $1.00 per 9-liter case of “Gem+Jane” branded products sold for a period of three years from September 17, 2023.

Financial Advisory Agreement

In April 2022, the Company entered into an arrangement with Global Leisure Partners LLC ("GLP") to act as a financial advisor to the Company in connection with its exploration of acquisitions, mergers, investments and other strategic matters. A director of the Company having the authority to establish policies and make decisions is an executive of GLP. Although members of the board of directors are typically independent from management, members of the board of directors would be considered management based on the definition of management in ASC 850, Related Party Disclosures. Payments to GLP totaled $50 thousand and $50 thousand for the three months ended December 31, 2023 and 2022, respectively and $100 thousand and $100 thousand for the six months ended December 31, 2023 and 2022, respectively. As of December 31, 2023, this agreement was terminated.

11. Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. Our operations are principally managed on a sales distribution basis and are comprised of three reportable segments: Wholesale; Direct-to-Consumer; and Business-to-Business. The factors for determining the reportable segments include the manner in which management evaluates performance for purposes for allocating resources and assessing performance.

We report our segments as follows:

Direct-to-Consumer ("DTC") - We sell our wine and other merchandise directly to consumers through wine club memberships, at wineries’ tasting rooms, and through eCommerce. Winery estates hold various public and private events for customers and our wine club members.

Wholesale - We sell our wine, spirits and cider to wholesale distributors under purchase orders. Wholesale operations generate revenue from product sold to distributors, who then sell them to off-premise retail locations such as grocery stores, wine clubs, specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars.

Business-to-Business ("B2B") - Our Business-to-Business segment generates revenue primarily from custom winemaking services and the sale of private label wines and spirits. Annually, we work with our national retail partners to develop private label wines incremental to their wholesale channel businesses. These services are made under contracts with customers, which includes specific protocols, pricing, and payment terms. The customer retains title and control of the product during the process.

Other - Other is included in the tables below for the purpose of reconciliation of revenues and profit but is not considered a reportable segment. We record corporate level expenses, non-direct selling expenses and other expenses not specifically allocated to the results of operations in Other.

The following tables present net revenue and income from operations directly attributable to the Company's segments:

	Three Months Ended December 31, 2023
(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
Net revenue	$23,651	$17,786	$26,552	$-	$67,989
Restructuring expense (adjustments)	$-	$(158)	$-	$-	$(158)
Loss from operations	$(8,400)	$(19,729)	$(1,305)	$(11,250)	$(40,684)

	Three Months Ended December 31, 2022
(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
Net revenue	$26,472	$23,083	$28,814	$32	$78,401
Income (loss) from operations	$1,424	$(126,896)	$(1,167)	$(20,443)	$(147,082)

	Six Months Ended December 31, 2023
(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
Net revenue	$41,633	$36,930	$62,700	$-	$141,263
Restructuring expense	$63	$2,131	$-	$1,650	$3,844
(Loss) Income from operations	$(6,186)	$(20,764)	$3,334	$(26,930)	$(50,545)

	Six Months Ended December 31, 2022
(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
Net revenue	$46,464	$47,070	$62,994	$(47)	$156,481
Income (loss) from operations	$3,393	$(124,608)	$9,366	$(38,618)	$(150,467)

There was no inter-segment activity for any of the reporting periods presented.

Depreciation expense recognized by operating segment is summarized below:

(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
For the three months ended December 31:
2023	$282	$13	$279	$449	$1,023
2022	$299	$(25)	$232	$491	$997

(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
For the six months ended December 31:
2023	$599	$22	$558	$973	$2,152
2022	$590	13	$467	$941	$2,011

Amortization expense recognized by operating segment is summarized below:

(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
For the three months ended December 31:
2023	$657	$853	$378	$-	$1,888
2022	$832	$596	$364	$13	$1,805

(in thousands)	Direct-to-Consumer	Wholesale	Business-to-Business	Other	Total
For the six months ended December 31:
2023	$1,252	$1,513	$758	$1	$3,524
2022	$752	$21	$5	$1,077	1,855

All of our long-lived assets are located within the United States.

12. Subsequent Events

Restructuring

On January 16, 2024, the Company's Board of Directors approved an organizational restructuring, the 2024 Plan, to monetize assets and reduce non-core lower margin product and service offerings. As part of the 2024 Plan, there is a reduction in force affecting approximately 15% of the workforce, which is expected to result in annualized cost savings of $7.1 million. The Company expects the reduction in force to be substantially complete by the end of the third quarter of fiscal 2024.

Cash expenditures for the reduction in force are estimated to be $1.5 million, substantially all of which are related to employee severance and benefits costs. The expense will be accrued in the third quarter of fiscal 2024.

Nasdaq Notice

On February 21, 2024, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that, because the Company has not filed its Form 10-Q within the prescribed time period, the Company is not in compliance with the timely filing requirement for continued listing under Nasdaq Listing Rule 5250(c)(1). The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s common stock. While the notice provides the Company the opportunity to submit a plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) within 60 days, the Company currently expects to be in compliance with the listing qualification in that timeframe.

Forbearance Agreement

On February 28, 2024, the Company entered into a Forbearance Agreement with respect to the Second A&R Loan and Security Agreement under which the Agent and Lenders have agreed to forbear from enforcing their respective rights and remedies in respect to certain events of default under the agreement, subject to the terms and conditions set forth in the agreement, through March 31, 2024. The Forbearance Agreement, among other things, (a) reduces the revolving commitments under the Loan Agreement from $200 million to $180 million, (b) permits the Borrowers to continue to borrow under the Loan Agreement, subject to the terms and conditions set forth therein, during the Forbearance Period, notwithstanding the existence of the Designated Defaults, (c) increases, during the Forbearance Period, the interest rate for revolving loans outstanding or incurred under the Loan Agreement by 100 basis points, (d) provides that, during the Forbearance Period, the Borrowers will not maintain cash in excess of their projected cash needs (with any excess to be used to pay outstanding revolving loans), (e) requires the Obligors to comply with certain specified milestones with respect to business planning during the Forbearance Period and (f) requires the payment of certain fees to the Agent and the Lenders, including a one-time payment to the Agent for the benefit of the Consenting Lenders, as defined in the Forbearance Agreement, equal to 7.5 basis points on the Consenting Lenders' outstanding Loans and Commitments (as modified by the Forbearance Agreement and to the extent such Commitments are not funded).

Assets Held for Sale

On February 26, 2024, the Company entered into a non-binding letter of intent with respect to a proposed disposition of the stock of a subsidiary of VWE to a third-party purchaser. The sale would allow for the Company to pay down debt. The securities that would be sold under the agreement did not meet all criteria to be classified as assets held for sale as of the balance sheet date, and as such, are not presented and disclosed as assets held for sale in the consolidated financial statements.

During February 2024, the Company determined that certain standalone DTC operations are classified as assets held for sale. The assets held for sale include certain real and intangible property related to these DTC operations. The Company has received indications of interest, which lead the Company to believe that these assets will be sold within twelve months. These assets did not meet all criteria to be classified as assets held for sale as of the balance sheet date, and as such, are not presented and disclosed as assets held for sale in the consolidated financial statements.

Dismissal of Shareholder Lawsuit

On March 1, 2024, the U.S District Court for the District of Nevada dismissed a case that was filed on November 14, 2022, a purported securities class action lawsuit against the Company and certain current and former members of its management team. The lawsuit is captioned Ezzes v. Vintage Wine Estates, Inc., et al. (“Ezzes“), and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making material misstatements or omissions in certain of the Company's periodic reports filed with the SEC relating to, among other things, the Company’s business, operations, and prospects, including with respect to the Company’s inventory metrics and overhead burden. On November 28, 2022, a second purported securities class action lawsuit, captioned Salbenblatt v. Vintage Wine Estates, Inc., et al. (“Salbenblatt”), was filed in the same court, containing similar claims and allegations, and seeking similar relief, as the Ezzes lawsuit. On February 14, 2023, the Court consolidated both actions and appointed the lead plaintiffs. The Salbenblatt action was transferred to and consolidated with the Ezzes action. On May 1, 2023, the lead plaintiffs filed a consolidated amended class action complaint (“amended complaint”). On June 30, 2023 defendants filed a motion to dismiss the amended complaint. The motion to dismiss was fully briefed on September 25, 2023, and the court dismissed the case on March 1, 2024. Pursuant to the court's ruling, the plaintiffs have 21 days from the court's ruling to amend their complaint otherwise the court will dismiss the plaintiffs' claims with prejudice. As previously noted, litigation is inherently uncertain, and the Company is unable to predict the outcome of this litigation and is unable to estimate the range of loss, if any, that could result from an unfavorable outcome. The Company also cannot provide any assurance that the ultimate resolution of this litigation will not have a material adverse effect on our reputation, business, prospects, results of operations or financial condition.

Nasdaq Compliance

The Company’s application for transfer to the Capital Markets was approved by Nasdaq. On March 12, 2024, VWE received confirmation that it has been allowed an additional 180-day extension for the Company to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1), which requires the bid price of VWE Common Shares to close at or above US$1.00 per share for a minimum of 10 consecutive business days. The Company now has until September 9, 2024 to regain compliance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented. The following discussion and analysis should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (our "Annual Report") and the unaudited condensed consolidated financial statements and the accompanying notes thereto included herein. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our” and “the Company” are intended to mean the business and operations of Vintage Wine Estates, Inc., a Nevada corporation, and its consolidated subsidiaries.

Business Overview

Vintage Wine Estates, Inc. brings to market a unique portfolio of cider and Super Premium+ wines at $15+ per bottle. The Company focuses on building enduring and differentiated brands that resonate with consumers to generate increasing organic demand in the U.S. It leverages brand-affiliated wine clubs, tasting rooms, and owned ecommerce sites in conjunction with deep wholesale relationships to offer consumers a holistic, omnichannel experience. VWE’s ambition is to be one of the fastest growing players in the branded wine space with best-in-class profitability and consistent cash generation to create value for all stakeholders. The Company is doubling down on a culture that is uniquely consumer-centric and intensely data-driven in service of over fifteen core wine brands spanning approachably priced lifestyle labels and high-scoring premium brands.

Five-Point-Plan

We were presented with several new challenges in 2023, such as supply chain constraints, freight challenges, intense inflation, rapidly increasing interest rates and labor shortages which significantly impacted profitability and liquidity. To address these issues, we implemented our Five-Point Plan in the latter half of 2023, which we believe will enable us to drive stronger earnings, provide a sustainable foundation for future growth and allow us to become a leading wine and cider company that makes the highest quality, Super Premium+ wines and ciders that are accessible and approachable for consumers. We believe our Five-Point Plan, consisting of (1) margin expansion, (2) cost reduction, (3) cash management, (4) monetizing assets and (5) revenue growth will enable us to better scale and grow beyond 2024, which we anticipate will be a transition year for the Company. In 2024, our priorities under our Five-Point Plan are to deliver profitability, generate cash, and reduce debt. In order to meet these objectives our near-term goals are to simplify the business, reduce costs, improve production throughout our operations, focus on key brands, and pay down debt through the monetization of assets and reducing costs, among other things.

Our concerted effort to monetize assets has resulted in indications of interest, bids and a non-binding letter of intent across stand-alone DTC operations, certain production services businesses and other non-core assets.

Restructuring

On July 20, 2023, the Company's executive officers, authorized by the Board of Directors (the "Board") to take such action, approved an organizational restructuring plan (the "2023 Plan") to expand margin through simplification and improved execution, measurably reduce costs, improve cash management, monetize assets, reduce debt and grow revenue of its key brands. As part of the 2023 Plan, there was a reduction in force affecting approximately 25 roles, or 4% of the workforce. The total restructuring expense, substantially all of which is employee severance and related benefit costs, was $3.8 million for the six months ended December 31, 2023.

On January 16, 2024, the Company's Board of Directors approved an organizational restructuring plan (the "2024 Plan") to monetize assets and reduce non-core lower margin product and service offerings. As part of the 2024 Plan, there is a reduction in force affecting approximately 15% of the workforce, which is expected to result in annualized cost savings of $7.1 million. The Company expects the reduction in force to be substantially complete by the end of the third quarter of fiscal 2024.

Cash expenditures for the reduction in force are estimated to be $1.5 million, substantially all of which are related to employee severance and benefits costs. The expense will be accrued in the third quarter of fiscal 2024.

Trends and Other Factors Affecting Our Business

Events, including, but not limited to, the military incursion by Russia into Ukraine, the Israel-Hamas war, inflationary conditions and rising interest rates, have caused disruptions in the U.S. and global economy, and uncertainty regarding general economic conditions, including concerns about a potential U.S. or global recession may affect consumer spending on discretionary items, including wine. This uncertainty could affect our operating results.

There is a degree of seasonality in the growing cycles, procurement and transportation of grapes. The wine industry in general tends to experience seasonal fluctuations in revenue and net income. Typically, we have lower sales and net income during our third fiscal quarter (January through March) and higher sales and net income during our second fiscal quarter (October through December) due to usual timing of seasonal holiday buying, as well as wine club shipments. We expect these trends to continue.

Our ability to fulfill the demand for wine is restricted by the availability of grapes. Climate change, agricultural and other factors, such as wildfires, disease, pests, extreme weather conditions, water scarcity, biodiversity loss and competing land use, impact the quality and quantity of grapes available to us for the production of wine from year to year. Our vineyards and properties, as well as other sources from which we purchase grapes, are affected by these factors. For example, the effects of abnormally high rainfall or drought in a given year may impact production of grapes, which can impact both our revenue and costs from year to year. In addition, extreme weather events such as wildfires can result in potentially significant expenses to repair or replace a vineyard or facility as well as impact the ability of grape suppliers to fulfill their obligations to us.

Due to plentiful yields from the 2023 California grape harvest as well as an over supply of bulk wine in the Pacific Northwest, the price of bulk wine has dramatically decreased during 2023. The reduction in demand for our wine coupled with our desire to simplify our business by reducing or monetizing brands has led to us carrying significant quantities of bulk wine. Due to falling prices for bulk wine, the value of our bulk wine decreased to below its historical cost requiring us to write off a portion of the value of our bulk wine inventory. Due to diminished demand for bulk wine it may be difficult for us to monetize the value of our bulk wine in the near term.

Key Measures to Assess the Performance of our Business

We consider a variety of financial and operating measures in assessing the performance of our business, formulating goals and objectives and making strategic decisions. The key GAAP measures we consider are net revenue; gross profit; selling, general and administrative expenses; and income from operations. The key non-GAAP measures we consider are Adjusted EBITDA and Adjusted EBITDA margin. We also monitor our case volume sold from our distributors to retailers to help us forecast and identify trends affecting our growth.

Net Revenue

We generate revenue from our reportable segments: Wholesale, Business-to-Business ("B2B") and Direct-to-Consumer ("DTC"). We recognize revenue from sales when obligations under the terms of a contract with our customer are satisfied. Generally, this occurs when the product is shipped, at which point title passes to the customer and control of the promised product or service is transferred to the customer. Our standard terms are free on board, or FOB, shipping point, with no customer acceptance provisions. Revenue is measured as the amount of consideration expected to be received in exchange for transferring products. We recognize revenue net of any taxes collected from customers, which are subsequently remitted to governmental authorities. We account for shipping and handling as activities to fulfill our promise to transfer the associated products. Accordingly, we record amounts billed for shipping and handling costs as a component of net sales and classify such costs as a component of costs of sales. Our products are generally not sold with a right of return, unless the product is spoiled or damaged. Historically, returns have not been significant to us.

Gross Profit

Gross profit is equal to net revenue less cost of sales. Cost of sales includes the direct cost of manufacturing, including direct materials, labor and related overhead, and physical inventory adjustments, as well as inbound and outbound freight and import duties.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include expenses arising from activities in selling, marketing, warehousing, and administrative expenses. Other than variable compensation, selling, general and administrative expenses are generally not directly proportional to net revenue.

Income from Operations

Income from operations is gross profit less selling, general and administrative expenses; impairment losses on goodwill and intangible assets; acquisition and restructuring related expense or income and amortization of intangible assets. Income from operations excludes interest expense, income tax expense, and other expenses, net. We use income from operations as well as other indicators as a measure of the profitability of our business.

Case Volumes

The primary drivers of net revenue growth in any period are attributable to changes in case volumes and changes in product mix and sales price. Case volumes represent the number of 9-liter equivalent cases of wine that we sell during a particular period. Case volumes for our DTC and Wholesale segments are an important indicator for us to determine what is driving gross margin. This metric also allows us to develop our supply and production targets for future periods for our DTC and Wholesale segments. B2B segment sales are not related to case volumes.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we use Adjusted EBITDA and Adjusted EBITDA margin to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies. These metrics are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures.

Beginning for the six months ended December 31, 2023, Adjusted EBITDA is defined as net income (loss) attributable to common stockholders before interest, income taxes, depreciation and amortization, stock-based compensation expense, casualty losses or gains, impairment losses, changes in the fair value of derivatives, restructuring-related income or expenses, and certain non-cash, non-recurring, or other items included in net income (loss) that we do not consider indicative of our ongoing operating performance. Prior to the six months ended December 31, 2023, we used net income (loss) in our calculation of Adjusted EBITDA. We believe the use of net income (loss) attributable to common stockholders in our calculation of Adjusted EBITDA is more helpful than net income (loss) in evaluating our operating performance because it excludes amounts attributable to non-controlling interests. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue. Presentations of Adjusted EBITDA and Adjusted EBITDA margin for prior periods have been recast to conform to the current period presentation.

Results of Operations

Total net revenue decreased $10.4 million across all business segments to $68.0 million and gross profit decreased $40.7 million to a gross loss of $15.0 million for the three months ended December 31, 2023 compared to the three months ended December 31, 2022. The decrease in wine net revenue is primarily related to the Company's brand simplification and reallocation of resources, and the decrease in nonwine net revenue is primarily related to a decrease of $3.6 million in sales of bulk spirits. Other factors include customer program timing and softer end market demand. Total cost of revenue for the three months ended December 31, 2023 increased $30.3 million over the three months ended December 31, 2022, primarily due to an increase in inventory reserves of $32.0 million to reduce the value of non-core products and aged inventory as well as bulk wine related to the Company's narrowed brand focus. Selling, general and administrative expenses, excluding amortization expense, decreased $6.9 million resulting from decreased stock compensation expense, reduced marketing expenses on non-core product lines, improved freight management and tighter cost controls. The Company incurred goodwill and intangible asset impairments of $4.7 million and $137.9 million in the three months ended December 31, 2023 and 2022, respectively. Interest expense increased $0.5 million compared to the prior year quarter as a result of higher interest rates. These factors resulted in a net loss attributable to common stockholders of $49.4 million for the three months ended December 31, 2023 compared to net loss of $129.1 million for the three months ended December 31, 2022.

Total net revenue decreased $15.2 million to $141.3 million and gross profit decreased $45.6 million to $9.7 million for the six months ended December 31, 2023 compared to the six months ended December 31, 2022. The decrease in wine net revenue is primarily related to the Company's brand simplification and reallocation of resources, and the decrease in nonwine net revenue is primarily related to the decrease in sales of bulk spirits. Total cost of revenue for the six months ended December 31, 2023 increased $30.3 million over the six months ended December 31, 2022, primarily due to an increase in inventory reserves of $32.0 million, as noted above. Selling, general and administrative expenses, excluding amortization expense, decreased $9.6 million resulting from decreased stock compensation expense, reduced marketing expenses on non-core product lines and tighter cost controls.For the six months ended December 31, 2023, the unrealized loss on interest rate swap agreements increased $11.3 million compared to the prior period. In addition, the Company incurred restructuring expenses of $3.8 million and intangible asset impairments of $4.7 million. These expenses were offset by goodwill and intangible asset impairments of $125.3 million and $12.6 million, respectively, in the six months ended December 31, 2022. These factors resulted in a net loss attributable to common stockholders of $64.4 million for the six months ended December 31, 2023 compared to a net loss attributable to common stockholders of $127.6 million for the six months ended December 31, 2022.

In the latter half of 2023, we implemented our Five-Point Plan which we believe will enable us to drive stronger earnings, provide a sustainable foundation for future growth and allow us to become a leading wine and cider company that makes the highest quality, Super Premium+ wines and ciders. We believe our Five-Point Plan will enable us to better scale and grow beyond 2024, which we anticipate will be a transition year for the Company. As discussed above, the Company has incurred $3.8 million in restructuring expenses. Other costs related to the Five-Point Plan include, but are not limited to, $0.6 million in transportation costs related to inventory management to optimize the distribution of products and $0.6 million in temporary retention costs.

Our financial performance is classified into the following segments: Wholesale, B2B, and DTC. Our corporate operations, including centralized selling, general and administrative expenses are not allocated to the segments, as management does not believe such items directly reflect our core operations. However, we allocate re-measurements of contingent consideration and impairment of goodwill and intangible assets to our segments. Other than our long-term property, plant and equipment for wine tasting facilities, and customer lists, trademarks and trade names specific to acquired companies, our revenue-generating assets are utilized across segments.

We evaluate the performance of our segments on income from operations, which management believes is indicative of operational performance and ongoing profitability. Management monitors income from operations to evaluate past performance and identify actions required to improve profitability. Income from operations assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect the core operations and, therefore, are not included in measuring segment performance. We define income from operations as gross margin less operating expenses that are directly attributable to the segment. Selling expenses that can be directly attributable to the segment are allocated accordingly.

Three Months Ended December 31, 2023 Compared to Three Months Ended December 31, 2022

DTC Segment Results

	Three Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$23,651	$26,472	$(2,821)	(10.7%)
(Loss) income from operations	$(8,400)	$1,424	$(9,824)	n/m

(n/m) not meaningful

DTC net revenue for the three months ended December 31, 2023 decreased $2.8 million, or 10.7%, from the three months ended December 31, 2022. The decrease was primarily attributable to a $2.3 million decrease in revenue related to customer turnover at Vinesse and Cameron Hughes and a $1.0 million decrease in tasting rooms' and wine clubs' revenue as a result of several non-estate lifestyle wine clubs closing in March 2023. This was partially offset by a $0.7 million increase in freight revenue as the Company strives to recoup freight to customer costs.

DTC income from operations for the three months ended December 31, 2023 decreased $9.8 million from the three months ended December 31, 2022. There was a lower of cost or market adjustment of $7.9 million related to bulk wine. Also, the segment incurred intangible impairment charges of $2.7 million and finished goods inventory reserve charges of $1.8 million as a result of the company exiting certain DTC brands.

Wholesale Segment Results

	Three Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$17,786	$23,083	$(5,297)	(22.9%)
Restructuring expense (adjustments)	$(158)	$-	$(158)	n/m
Loss from operations	$(19,729)	$(126,896)	$107,167	(84.5%)

(n/m) not meaningful

Wholesale net revenue for the three months ended December 31, 2023 decreased $5.3 million, or 22.9%, from the three months ended December 31, 2022. The decrease relates primarily to program timing that shifted to spring/summer 2024 to align with partnership scheduling changes, $2.5 million. In addition, net revenue of an externally managed brand decreased $1.9 million. We are working with the external partner on remediation efforts and alternatives.

Wholesale loss from operations for the three months ended December 31, 2023 decreased $107.2 million from the three months ended December 31, 2022. The decrease was primarily attributable to non-cash goodwill and intangible assets impairments of $116.3 million and $10.3 million, respectively, taken in the three months ended December 31, 2022. This was partially offset by bulk wine inventory reserve charges of $11.3 million and finished goods inventory reserve charges of $6.9 million.

B2B Segment Results

	Three Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$26,552	$28,814	$(2,262)	(7.9%)
Loss from operations	$(1,305)	$(1,167)	$(138)	11.8%

B2B net revenue for the three months ended December 31, 2023 decreased $2.3 million, or 7.9%, from the three months ended December 31, 2022. The decrease was primarily attributable to decreased sales of bulk distilled spirits of $3.6 million, which was partially offset by an increase in private label wine sales of $1.1 million.

B2B loss from operations for the three months ended December 31, 2023 decreased $0.1 million, or 11.8%, from the three months ended December 31, 2022. The segment benefited from a decrease in goodwill and intangible impairment charges of $9 million. This was offset by a decrease in sales of $2.3 million, bulk wine inventory reserve charges of $4.1 million and a loss contingency reserve of $4.0 million.

Six Months Ended December 31, 2023 Compared with Six Months Ended December 31, 2022

DTC Segment Results

The following table presents summary financial data for our DTC segment:

	Six Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$41,633	$46,464	$(4,831)	(10.4%)
Restructuring expense (adjustments)	$63	$-	$63	n/m
(Loss) income from operations	$(6,186)	$3,393	$(9,579)	n/m

(n/m) not meaningful

DTC net revenue declined $4.8 million, or 10.4%, from the six months ended December 31, 2022. The decline was primarily attributable to a decrease in digital marketing sales resulting from brand simplification and reallocation of resources.

DTC loss from operations increased $9.6 million from the six months ended December 31, 2022. There was a lower of cost or market adjustment of $7.9 million related to bulk wine. Also, the segment incurred intangible impairment charges of $2.7 million and finished goods inventory reserve charges of $1.8 million as a result of the company exiting certain DTC brands.

Wholesale Segment Results

The following table presents summary financial data for our Wholesale segment:

	Six Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$36,930	$47,070	$(10,140)	(21.5%)
Restructuring expense (adjustments)	$2,131	$-	$2,131	n/m
Loss from operations	$(20,764)	$(124,608)	$103,844	(83.3%)

(n/m) not meaningful

Wholesale net revenue decreased $10.1 million, or 21.5%, for the six months ended December 31, 2023 compared to the six months ended December 31, 2022. The decrease is primarily related to a decrease in net revenue for an externally managed brand of $3.5 million. There was also a decrease of $3.5 million due to various program timing differences and changes.

Wholesale loss from operations decreased $103.8 million, or 83.3%, from the six months ended December 31, 2022. This change was primarily attributable to a decrease in non-cash goodwill and intangible asset impairments of $116.3 million and $10.3 million, respectively, in the current period. This was partially offset by bulk wine inventory reserve charges of $11.3 million and finished goods inventory reserve charges of $6.9 million resulting from the Company's narrowed brand focus.

B2B Segment Results

The following table presents summary financial data for our B2B segment:

	Six Months Ended December 31,		Dollar	Percent
(in thousands, except %)	2023	2022	Change	Change
Net revenue	$62,700	$62,994	$(294)	(0.5%)
Income from operations	$3,334	$9,366	$(6,032)	(64.4%)

B2B net revenue decreased $0.3 million, or 0.5%, in the six months ended December 31, 2023 compared to the six months ended December 31, 2022.

B2B income from operations decreased $6.0 million, or 64.4%, from the six months ended December 31, 2022. The decrease was primarily related to bulk wine inventory reserve charges of $4.1 million, a loss contingency reserve of $4.0 million and a decrease in margin for bulk spirits sales.

Case Volumes

The following table summarizes 9-liter equivalent cases by the DTC and Wholesale segments:

	Three Months Ended December 31,
(in thousands)	2023	2022	Unit Change	% Change
Direct-to-Consumer	106	125	-19	-15.2%
Wholesale	357	453	-96	-21.2%
Total case volume	463	578	-115	-19.9%

	Six Months Ended December 31,
(in thousands)	2023	2022	Unit Change	% Change
Direct-to-Consumer	182	224	-42	-18.8%
Wholesale	806	992	-186	-18.8%
Total case volume	988	1,216	-228	-18.8%

Non-GAAP Financial Measures

The following is a reconciliation of net (loss) income attributable common stockholders to Adjusted EBITDA and net (loss) income attributable to common stockholders margin to Adjusted EBITDA margin for the periods presented:

	Three Months Ended		Six Months Ended
(in thousands)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net (loss) income attributable to common stockholders	$(49,351)	$(129,135)	$(64,409)	$(127,603)
Goodwill and intangible asset impairment losses	4,742	137,928	4,742	137,928
Interest expense	6,119	5,650	11,044	9,031
Depreciation Expense	3,995	3,860	8,126	7,856
Restructuring expenses*	(158)	-	3,844	-
Amortization expense	1,888	1,805	3,524	3,616
Stock-based compensation expense	1,277	3,250	2,546	6,690
Income tax provision	(199)	(23,652)	45	(22,178)
Net loss (gain) on interest rate swap agreements	2,726	839	2,821	(8,488)
Loss (gain) on insurance and litigation proceeds	148	-	148	(530)
(Gain) loss on disposition of assets	(2)	4,430	(799)	4,430
Adjusted EBITDA	$(28,815)	$4,975	$(28,368)	$10,752
Net revenues	$67,989	$78,401	$141,263	$156,481
Net Income (loss) attributable to common stockholders margin	n/m	(60.7)%	n/m	(122.6)%
Adjusted EBITDA margin	n/m	6.3%	n/m	6.9%

(n/m) not meaningful

* Restructuring expenses are primarily comprised of employee severance and related benefit costs.

Adjusted EBITDA is defined as net income (loss) attributable to common stockholders before interest, income taxes, depreciation and amortization, casualty losses or gains, stock-based compensation expense, changes in the fair value of derivatives, restructuring and certain non-cash, non-recurring, or other items included in net income (loss) that we do not consider indicative of our ongoing operating performance. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by net revenues.

Adjusted EBITDA and Adjusted EBITDA margin are not recognized measures of financial performance under GAAP. We believe these non-GAAP measures provide analysts, investors and other interested parties with additional insight into the underlying trends of our business and assists these parties in analyzing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance, which allows for a better comparison against historical results and expectations for future performance.

Management uses these non-GAAP measures to understand and compare operating results across reporting periods for various purposes including internal budgeting and forecasting, short and long-term operating planning, employee incentive compensation, and debt compliance. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP. Use of the terms Adjusted EBITDA and Adjusted EBITDA margin are not calculated in the same manner by all companies, and accordingly, are not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA and Adjusted EBITDA margin, which are not prepared in accordance with GAAP, should not be construed as an indicator of our operating performance in isolation from, or as a substitute for, respectively, net (loss) income attributable to common stockholders or net (loss) income attributable to common stockholders margin (defined as net (loss) income attributable to common stockholders divided by net revenues), which are indicators prepared in accordance with GAAP. We have presented Adjusted EBITDA and Adjusted EBITDA margin solely as supplemental disclosure because we believe it allows for a more complete analysis of our results of operations. In the future, we may incur expenses such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by these items.

Liquidity and Capital Resources

As a result of the uncertainties discussed below, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements were issued. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might result from the outcome of this uncertainty.

Debt

As of the date of this filing, the Company is not in compliance with certain financial covenants contained in the Second A&R Loan and Security Agreement (defined in Note 1), including (i) failure to maintain Adjusted EBITDA of $17 million for the two fiscal quarter period ended December 31, 2023, (ii) failure to deliver the agent and lenders unaudited balance sheets and the related statements of income and cash flow for the fiscal quarter ended December 31, 2023 and for the portion of the fiscal year then elapsed within 45 days after the end of such fiscal quarter, and (iii) failure to provide an executed compliance certificate for the fiscal quarter ended December 31, 2023, which are events of default. Upon an event of default under the Second A&R Loan and Security Agreement, the lender has the right to accelerate the maturity of the debt thereunder.

However, on February 28, 2024, the Company entered into a Forbearance Agreement (defined in Note 1) with respect to the Second A&R Loan and Security Agreement under which the Agent and Lenders have agreed to forbear from enforcing their respective rights and remedies in respect to certain events of default under the agreement, subject to the terms and conditions set forth in the agreement, through March 31, 2024 so long as no event of default (other than the Designated Defaults) shall occur, and the Obligors comply with the terms of the Forbearance Agreement and otherwise do not assert a defense to their obligations under the Loan Agreement or any other loan documents or make a claim against the Agent or any Lender. The Forbearance Agreement, among other things, (a) reduces the revolving commitments under the Loan Agreement from $200 million to $180 million, (b) permits the Borrowers to continue to borrow under the Loan Agreement, subject to the terms and conditions set forth therein, during the Forbearance Period, notwithstanding the existence of the Designated Defaults, (c) increases, during the Forbearance Period, the interest rate for revolving loans outstanding or incurred under the Loan Agreement by 100 basis points, (d) provides that, during the Forbearance Period, the Borrowers will not maintain cash in excess of their projected cash needs (with any excess to be used to pay outstanding revolving loans), (e) requires the Obligors to comply with certain specified milestones with respect to business planning during the Forbearance Period and (f) requires the payment of certain fees to the Agent and the Lenders, including a one-time payment to the Agent for the benefit of the Consenting Lenders, as defined in the Forbearance Agreement, equal to 7.5 basis points on the Consenting Lenders' outstanding Loans and Commitments (as modified by the Forbearance Agreement and to the extent such Commitments are not funded).

The Company is currently in discussions with its Lenders regarding potential amendments, however, whether an amendment, waiver or extension of the Forbearance Period is obtained is not within the Company's control, and there can be no assurances that our Lenders and Agent will not accelerate the maturity of the debt. If acceleration occurs, the Company does not have sufficient cash to repay the outstanding debt and would likely be forced to seek bankruptcy protection.

On October 12, 2023, the Company entered into a fourth amendment (the “Fourth Amendment”) to the Second A&R Loan and Security Agreement by and among the Company, the Borrowers party thereto (the "Borrowers"), the Lenders party thereto (the "Lenders"), and BMO Bank, N.A., as successor in interest to Bank of the West (the "Agent"). The Fourth Amendment, among other things: (i) waives certain existing events of default relating to the Company’s failure to comply with the financial covenants and financial reporting requirements set forth in the credit agreement for prior fiscal periods; (ii) reduces the aggregate revolving commitment and the aggregate delayed draw term loan commitment to $200,000,000 and $38,100,000, respectively; (iii) replaces the maximum debt to capitalization financial covenant with a minimum adjusted EBITDA financial covenant of not less than (1) $4,000,000 for the fiscal quarter ending September 30, 2023, (2) $17,000,000 for the two fiscal quarter period ending December 31, 2023, (3) $27,000,000 for the three fiscal quarter period ending March 31, 2024, (4) $34,000,000 for the four fiscal quarter period ending June 30, 2024, and (5) $35,000,000 for each four fiscal quarter period ending thereafter; (iv) adds a minimum liquidity covenant of $25,000,000 (or, for fiscal quarters ending in December, $15,000,000), which applies only for the fiscal quarters ending September 30, 2023 through and including December 31, 2024 (the “Covenant Modification Period”); (v) suspends the minimum fixed charge coverage ratio covenant for the fiscal quarters ending September 30, 2023 through and including June 30, 2024 and provides for a step-down of the minimum fixed charge coverage ratio to 1.00:1.00 for the remainder of the Covenant Modification Period; (vi) adds an equity cure right for the Company in the event of future breaches of the financial covenants; (vii) reduces revolver availability by (1) $15,000,000 during the months of February through September of each year and (2) $10,000,000 during the months of October through January of each year; (viii) suspends the exercise of incremental facilities during the Covenant Modification Period; (ix) restricts all permitted acquisitions during the term of the credit facilities, unless previously approved by the required Lenders; (x) increases in the applicable margin for all credit facilities to 3.00% for the loans subject to SOFR interest rates (the "SOFR Loans") and 2.00% for the loans subject to the Adjusted Base Rate (the "ABR Loans"), which margins will step-up further if certain prepayments of the term loans are not made by certain dates prescribed in the Fourth Amendment; (xi) adds additional mandatory prepayments of (1) $10,000,000 by no later than March 31, 2024, (2) an additional $10,000,000 by no later than June 30, 2024 and (3) an additional $25,000,000 by no later than December 31, 2024; (xii) adds additional mandatory prepayments in the event that the Borrowers maintain a cash balance in excess of $20,000,000; (xiii) permits additional sales of certain real property with an aggregate appraised value of approximately $60,000,000, in addition to related personal property assets; and (xiv) adds certain additional reporting requirements to Agent and the Lenders.

We continue to implement our Five-Point Plan, which we believe will enable us to drive stronger earnings power, provide a sustainable foundation for future growth and allow us to continue as a leading vintner with a strong portfolio of affordable luxury brands, by focusing on the plan's five priorities: (1) margin expansion, (2) cost reduction, (3) cash management, (4) monetizing assets, and (5) revenue growth. In 2024, our priorities under our Five-Point Plan are to deliver profitability, generate cash, and reduce debt. In order to meet these objectives our near-term goals are to simplify the business, reduce costs, improve production throughout our operations, focus on key brands, and pay down debt through the monetization of assets and reducing costs, among other things. Currently, the priority is asset monetization, since it is a key driver in deleveraging, in addition to working capital management and optimization in order to fund operations.

There can be no assurances that the Company will be able to successfully implement these strategies, or if successfully implemented, that we will see the expected benefits from such strategies. Additionally, there can be no assurances that any benefits from cost reduction strategies will enable the Company to be compliant with its financial covenants or provide the Company with sufficient cash to pay the outstanding debt on the Second A&R Loan and Security Agreement if accelerated by the lender.

Cash and Cash Equivalents

Our cash and cash equivalents balance was $21.4 million at December 31, 2023 compared to $18.2 million at June 30, 2023, exclusive of restricted cash. At December 31, 2023, our cash and cash equivalents were held in cash depository accounts with major banks.

Working Capital

As of December 31, 2023, the Company has a working capital deficit of $114.3 million, which is a decrease of $195.9 million compared to June 30, 2023. The decrease is primarily related to the reclassification of long-term debt to current. Refer to the Debt section above for discussion on the reclassification of long-term debt to current.

Cash Flows

The table below presents a summary of our sources and uses of cash:

	December 31,
(in thousands)	2023	2022	Change
Operating activities	$7,405	$1,050	$6,355
Investing activities	$(4,982)	$380	$(5,362)
Financing activities	$956	$(9,295)	$10,251

Operating Activities

Net cash provided by operating activities was $7.4 million for the six months ended December 31, 2023 compared to net cash provided by operating activities of $1.1 million for the six months ended December 31, 2022, representing an increase in net cash provided of $6.4 million, primarily related to changes in inventory and prepaid expenses, including insurance and bulk wine deposits.

Investing Activities

Net cash used in investing activities was $5.0 million for the six months ended December 31, 2023, compared to net cash provided by investing activities of $0.4 million for the six months ended December 31, 2022, representing an increase in net cash used of $5.4 million. Cash flows from investing activities are utilized primarily to fund capital expenditures for new assets and improvements to existing assets and other corporate assets. The increase in net cash used for the six months ended December 31, 2023, was attributable to a decrease in proceeds from the sale of assets of $7.3 million in the current period when compared to the prior year period, partially offset by a decrease in capital expenditures of $2.0 million.

Financing Activities

Net cash provided by financing activities was $1.0 million for the six months ended December 31, 2023 compared to net cash used of $9.3 million by financing activities for the six months ended December 31, 2022, representing an increase in net cash provided of $10.3 million, primarily due to an increase in net borrowings on the line of credit.

Significant Accounting Policies

Our condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. For a description of our critical accounting policies, refer to “Critical Accounting Policies and

Estimates” in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K.

Cautionary Statement Concerning Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Investors are cautioned that statements that are not strictly statements of historical fact constitute forward-looking statements, including, without limitation, statements under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and are often identified by words like “believe,” “expect,” “continue,” “goal,” “plan,” “may,” “will,” “should,” “seek,” “anticipate,” “can,” or “could” and similar expressions.

Forward-looking statements are not assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those expressed or implied by forward-looking statements include those discussed under the “Risk Factors” section of our Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q or other reports filed with the SEC.

Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date of this report. We undertake no obligation to publicly revise or update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as a result of material weaknesses in our internal control over financial reporting as discussed below, our disclosure controls and procedures were not effective as of December 31, 2023. Management’s conclusion was based on discoveries and observations made during the 2022 and 2023 audits.

Material Weaknesses in Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No system of controls, no matter how well designed and implemented, can provide absolute assurance that the objectives of the system of controls are met. Furthermore, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud within a company have been detected.

As previously disclosed in Part II, Item 9A. "Controls and Procedures" in the Company's Annual Report on Form 10-K for the Fiscal year ended June 30, 2023, our management has identified material weaknesses in our internal control over financial reporting.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not maintain an effective control environment based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework, which resulted in a material weakness in the control environment. This material weakness consists of an overall lack of a sufficient control environment to produce materially correct financial statements, including a lack of U.S. GAAP expertise for the types of transactions we have been involved in which resulted in the restatement of the Company’s condensed consolidated financial statements as of and for the interim periods ended September 30, 2022, December 31, 2022, and March 31, 2023.

The material weakness in the control environment related to the following COSO components:

•
Risk Assessment: We did not design and implement an effective risk assessment based on the criteria established in the COSO framework.
•
Information and Communication: We did not have an effective information and communication process to identify, assess, and ensure the source of and reliability of information used in financial reporting or the communication of relevant information about roles and responsibilities for internal control over financial reporting.
•
Monitoring Activities: We did not have effective monitoring activities to assess the internal control over financial reporting, including the design effectiveness and the level of documentation maintained to support our assessment of operating effectiveness.

In addition, the material weakness in the control environment contributed to the following material weaknesses:

•
We did not have sufficient resources and expertise within the accounting and financial reporting department to review the accounting of complex financial reporting transactions and accounts and the implementation of new accounting pronouncements.
•
We did not have effective business processes and controls to perform reconciliations and cut off procedures of balance sheet accounts timely. We did not maintain proper documentation and supporting schedules over accounts.
•
Our controls over updating and distributing accounting policies and procedures such as those related to employee reimbursements across the organization were ineffective.
•
We recognized revenue incorrectly due to a lack of controls to identify and resolve errors if and when they occur, and a lack of sufficient documentation over the review of underlying data and reports used in the revenue accounting process.

Management's Plan to Remediate the Material Weaknesses

In October 2023 the Company engaged a globally recognized Assurance and Advisory firm to assist in remediation efforts including risk assessment and SOX framework evaluation, process design walkthroughs, key control identification, control gap and process improvement assessment, training, and control operating effectiveness testing. This firm will leverage the work the Company began performing in fiscal 2023, which included performing comprehensive process walkthroughs and designing and implementing additional controls and procedures to mitigate the risk of material misstatement. The Company has completed its enterprise risk assessment, and the assessment was approved by the Audit Committee of the Board of Directors. We have improved user access review processes, completed several walkthroughs and are prioritizing opportunities for improvement.

Management continues to strengthen key functions throughout the organization including, but not limited to, the accounting and financial reporting teams. We have added and filled a new position effective July 2023, Director of Technical Accounting. This position will improve the Company’s ability to assess, conclude and implement new accounting pronouncements as well as other technical accounting matters. We have added new leadership positions in operations, Vice President of Supply Chain (July 2023) and Vice President of Production (October 2023). Additionally, we have added and filled an Accounts Payable Manager position. These positions will assist in focused control work, including improved cutoff and receiving procedures. In addition, we have augmented staffing needs with contractors to assist in performing and supporting day-to-day operations. The Company intends to continue to assess its staffing needs in order to continually implement process improvements and address any gaps in its internal control processes. As of the date of this report, the Company continues to utilize contractors to support day-to-day operations.

The Company has established a process to ensure account reconciliations are performed at least quarterly. Additional controls and procedures have been implemented to mitigate the risk of a material misstatement include the standardization of our monthly close checklists to facilitate timeliness of activities performed, the formalization of account reconciliation templates, the determination of the appropriate level of review for each account based on an assessment of risk and complexity, and the performance of additional account reconciliation training for relevant staff. Incremental accounting staff (both full time and contractor) were added throughout 2023 to assist in the completion of account reconciliations, including additional review support. During the financial close process for the fiscal year ended June 2023, we concluded that improvements were needed in the controls over the process for confirming and periodically updating management assumptions (e.g., redemption rates used to support liabilities and inventory turns used to absorb overhead costs to cost of goods sold related to custom production activities). Management is currently assessing all key inputs used in supporting account balances and implementing a process to reconfirm and/or reassess quarterly.

The Company issued an updated policy on Travel & Expense Reimbursement. Key process improvements include immediate elimination of manual travel and expense reimbursements, mandatory use of the travel & expense management system, systematic controls requiring receipt submission and manager approval workflow.

The Company onboarded a new Chief Executive Officer, effective October 2023, a new Chief Marketing Officer, effective January 2024, and a Senior Vice President of Partnerships, effective February 2024 to continue its focus on better alignment with the business opportunities and improved communications and collaboration.

Changes in Internal Control Over Financial Reporting

Except for the changes described above intended to remediate the material weaknesses identified in the Company’s internal control over financial reporting, which efforts continued into the six months ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II—Other Information

Item 1. Legal Proceedings

On November 14, 2022, a purported securities class action lawsuit was filed in the U.S. District Court for the District of Nevada against the Company and certain current and former members of its management team. The lawsuit is captioned Ezzes v. Vintage Wine Estates, Inc., et al. (“Ezzes“), and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, by making material misstatements or omissions in certain of the Company's periodic reports filed with the SEC relating to, among other things, the Company’s business, operations, and prospects, including with respect to the Company’s inventory metrics and overhead burden. The lawsuit seeks an unspecified amount of damages and an award of attorney’s fees, in addition to other relief. On November 28, 2022, a second purported securities class action lawsuit, captioned Salbenblatt v. Vintage Wine Estates, Inc., et al. (“Salbenblatt”), was filed in the same court, containing similar claims and allegations, and seeking similar relief, as the Ezzes lawsuit. On February 14, 2023, the Court consolidated both actions and appointed the lead plaintiffs. The Salbenblatt action was transferred to and consolidated with the Ezzes action. On May 1, 2023, the lead plaintiffs filed a consolidated amended class action complaint (“amended complaint”). On June 30, 2023 defendants filed a motion to dismiss the amended complaint. The motion to dismiss was fully briefed on September 25, 2023, and the court dismissed the case on March 1, 2024. Pursuant to the court's ruling, the plaintiffs have 21 days from the court's ruling to amend their complaint otherwise the court will dismiss the plaintiffs' claims with prejudice. As previously noted, litigation is inherently uncertain, and the Company is unable to predict the outcome of this litigation and is unable to estimate the range of loss, if any, that could result from an unfavorable outcome. The Company also cannot provide any assurance that the ultimate resolution of this litigation will not have a material adverse effect on our reputation, business, prospects, results of operations or financial condition.

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business that could have a material adverse effect on our business, results of operations or financial condition. In addition, the Company may receive letters alleging infringement of patent or other intellectual property rights. Except as noted above, there are no material updates to the matters previously disclosed in “Part I, Item 3 — Legal Proceedings” of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023 and "Part II, Item 1 - Legal Proceedings" of our Quarterly Report on Form 10-Q for the period ended September 30, 2023. The Company is not currently a party to any other material legal proceedings, nor is it aware of any pending or threatened litigation that, in the Company’s opinion, would have a material adverse effect on the business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Item 1A. Risk Factors

Important risk factors that could affect our operations and financial performance, or that could cause results or events to differ from current expectations, are described in "Part I, Item 1A — Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, as supplemented by the information set forth below.

Our management has identified that there is a substantial doubt about our ability to continue as a going concern.

The Company is not in compliance with its debt covenants as of December 31, 2023 as required per our Second A&R Loan and Security Agreement. With an event of default under the Second A&R Loan and Security Agreement, the lender has the right to accelerate the maturity of the debt thereunder. If acceleration occurs, the Company does not have sufficient cash to repay the outstanding debt. The Company is currently in discussions with its lenders regarding potential amendments and waivers to the related financial covenants, however, whether an amendment or waiver is obtained is not within the Company's control, and therefore cannot be deemed probable.

We continue to implement our Five-Point Plan, which we believe will enable us to drive stronger earnings power, provide a sustainable foundation for future growth and allow us to continue as a leading vintner with a strong portfolio of affordable luxury brands, by focusing on the plan's five priorities: (1) margin expansion, (2) cost reduction, (3) cash management, (4) monetizing assets, and (5) revenue growth. In 2024, our priorities under our Five-Point Plan are to deliver profitability, generate cash, and reduce debt. In order to meet these objectives our near-term goals are to simplify the business, reduce costs, improve production throughout our operations, focus on key brands, and pay down debt through the monetization of assets and reducing costs, among other things. Currently, the priority is asset monetization, since it is a key driver in deleveraging, in addition to working capital management and optimization in order to fund operations.

There can be no assurances that the Company will be able to successfully implement these strategies, or if successfully implemented, that we will see the expected benefits from such strategies. Additionally, there can be no assurances that any benefits from cost reduction strategies will enable the Company to be compliant with its financial covenants or provide the Company with sufficient cash to pay the outstanding debt on the Second A&R Loan and Security Agreement if accelerated by the lender.

As a result of these uncertainties, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited financial statements included in this Form 10-Q for the period ended December 31, 2023 were issued. The condensed consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business or force us to seek bankruptcy protection.

We may not be able to repay, refinance, or restructure our substantial indebtedness owed to our lenders, which would have a material adverse effect on our financial condition and may cause us to seek bankruptcy protection.

The VWE credit facility contains various covenants and restrictions including financial debt covenants. The Company did not meet certain financial debt covenants as required per our Second Amended and Restated Loan and Security Agreement (the "Second A&R Loan and Security Agreement") beginning with the quarter ended December 31, 2023, which constitutes an event of default. If the event of default is not cured or waived, the payment of the Company’s outstanding debt under the Second A&R Loan and Security Agreement may be accelerated.

If the lender accelerates the maturity of the indebtedness under the Second A&R Loan and Security Agreement, we do not have sufficient cash to repay the outstanding debt on a timely basis, if at all, and there is no guarantee that we would be able to repay, refinance or restructure the outstanding balance due under the Second A&R Loan and Security Agreement. Management is actively engaged in conversations with the lender under the Second A&R Loan and Security Agreement regarding potential amendments and waivers to the related financial covenants, however, whether an amendment or waiver is obtained is not within the Company's control, and therefore cannot be deemed probable.

The outstanding principal balance under the Second A&R Loan and Security Agreement was $305.6 million as of December 31, 2023. If we are unable to monetize assets or raise additional capital, we would not have sufficient cash on hand or available liquidity that can be utilized to repay the outstanding debt if the lender accelerated the maturity of all amounts outstanding under the Second A&R Loan and Security Agreement. The lender has the right to exercise its rights and remedies to collect, which includes foreclosing on our assets if we are unable to pay the amounts due. Accordingly, a default leading to the lender accelerating the maturity of the indebtedness under the Second A&R Loan and Security Agreement would have a material adverse effect on our business and, if the lender exercises its rights and remedies, we would likely be forced to seek bankruptcy protection.

The terms of the VWE credit facility may restrict our flexibility, and failure to comply with such terms would have a variety of adverse effects.

The VWE credit facility contains various covenants and restrictions that may, in certain circumstances and subject to carve-outs and exceptions, limit VWE’s ability to, among other things:

•
create liens;
•
make loans to third parties;
•
incur additional indebtedness;
•
make capital expenditures in excess of agreed upon amounts;
•
merge or consolidate with another entity;
•
dispose of its assets;
•
make dividends or distributions to its shareholders;
•
change the nature of its business;
•
amend its organizational documents;
•
make accounting changes; and
•
conduct transactions with affiliates.

Under the VWE credit facility, VWE also is required to maintain compliance with a minimum fixed charge coverage ratio covenant (not less than 1.00:1.00) beginning with the fiscal quarter ending September 30, 2024.

As a result of the covenants and other restrictions contained in its credit facility, VWE is limited in how it may choose to conduct its business. VWE cannot guarantee that it will be able to regain compliance with these covenants and other restrictions or be able to obtain waivers for noncompliance in the future. Failure to comply with the covenants and other restrictions contained in its debt instruments would likely have adverse effects on its financial condition and business by impairing its ability to continue financing its business.

Of particular significance, VWE could have repayments accelerated or be forced to repay immediately and in full any outstanding borrowings under its credit facility if it were to breach its covenants and not cure the breach, even if it could otherwise satisfy its debt service obligations. Also, if VWE were to experience a change of control, as defined in its credit facilities, it could be required to repay in full all loans outstanding thereunder, plus accrued interest and fees.

The Company did not meet certain financial debt covenants as required per our Second A&R Loan and Security Agreement beginning with the quarter ended December 31, 2023, which constitutes an event of default. If the event of default is not cured or waived, the payment of the Company’s outstanding debt under the Second A&R Loan and Security Agreement may be accelerated. The outstanding principal balance under the Second A&R Loan and Security Agreement was $305.6 million as of December 31, 2023. If we are unable to monetize assets or raise additional capital, we would not have sufficient cash on hand or available liquidity that can be utilized to repay the outstanding debt if the lender accelerated the maturity of all amounts outstanding under the Second A&R Loan and Security Agreement. Accordingly, if the lender exercises its rights and remedies by accelerating the maturity of the indebtedness under the Second A&R Loan and Security Agreement, it would have a material adverse effect on our business and we would likely be forced to seek bankruptcy protection.

Our ability to comply with the covenants, restrictions and specified financial ratios contained in the Second A&R Loan and Security Agreement may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. Even if we are able to comply with all of the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions, and other corporate opportunities that we believe would be beneficial to us.

We are currently not in compliance with the Nasdaq continued listing requirements. If we are unable to regain compliance with Nasdaq’s listing requirements, our securities could be delisted, which could affect our common stock’s market price and liquidity and reduce our ability to raise capital.

On September 13, 2023, we received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our common stock for the last 30 consecutive business days, we no longer meet Nasdaq Listing Rule 5450(a)(1), which requires listed companies to maintain a minimum bid price of at least $1 per share.

We did not regain compliance with the minimum bid price requirement by March 11, 2024, the end of the initial 180-day compliance period. On March 1, 2024, Nasdaq approved our application to transfer to the Nasdaq Capital Market, and, on March 12, 2024, we were granted a second 180-day compliance period to regain compliance with the minimum bid price requirement by September 9, 2024.

We intend to monitor the closing bid price of our common stock and consider our available options in the event the closing bid price of our common stock remains below $1 per share. On December 12, 2023, our stockholders approved a proposal to amend our Articles of Incorporation to effectuate a reverse stock split of our issued and outstanding shares of common stock, at a ratio of no less than 1-for-5 and no more than 1-for-25 (the "Reverse Stock Split"), with the final decision of whether to proceed with the Reverse Stock Split, the effective time of the Reverse Stock Split, and the exact ratio of the Reverse Stock Split to be determined by our Board of Directors, in its sole discretion and without further action by our stockholders, for a period of up to one year from December 12, 2023. We may implement the Reverse Stock Split, if approved by the Board, as a means to regain compliance with the Nasdaq minimum bid price requirement during the second 180-day compliance period. There can be no assurance that, if we were to effect the Reverse Stock Split, the Reverse Stock Split would cause our common stock to meet the bid price requirement. If we fail to regain compliance with the Nasdaq continued listing standards, Nasdaq will provide notice that our common stock will be subject to delisting. We would then be entitled to appeal that determination to a Nasdaq hearings panel.

We cannot assure you that we will be able to regain compliance with Nasdaq listing standards. Our failure to continue to meet the minimum bid requirement would result in our common stock being delisted from Nasdaq. We and holders of our securities could be materially adversely impacted if our securities are delisted from Nasdaq. In particular:

•
we may be unable to raise equity capital on acceptable terms or at all;
•
we may lose the confidence of our customers, which would jeopardize our ability to continue our business as currently conducted;
•
the price of our common stock will likely decrease as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws;
•
holders may be unable to sell or purchase our securities when they wish to do so;
•
we may become subject to stockholder litigation;
•
we may lose the interest of institutional investors in our common stock;
•
we may lose media and analyst coverage;

•
our common stock could be considered a “penny stock,” which would likely limit the level of trading activity in the secondary market for our common stock; and
•
we would likely lose any active trading market for our common stock, as it may only be traded on one of the over-the-counter markets, if at all.

We plan to sell certain assets; however, we may be unable to sell these assets at acceptable terms and conditions, if at all, or within targeted timeframes.

As part of our turnaround strategy, we plan, from time to time, to sell certain assets, with the primary purpose of paying down debt. As we actively market and look to sell certain assets, general economic conditions, rising interest rates, and/or asset-specific issues may negatively affect the value of our assets, prevent us from selling the asset on acceptable terms, or prevent us from selling assets quickly enough. We cannot guarantee that we will be able to consummate any such sales on commercially reasonable terms or at all, or that we will realize any anticipated benefits from such sales. Dispositions of assets can be particularly difficult in a challenging economic environment as financing alternatives are often limited for potential buyers. As a result, economic conditions and rising interest rates may prevent potential purchasers from obtaining financing on acceptable terms, if at all, thereby delaying or preventing our ability to sell the assets selected for disposition. Additionally, there is no assurance that we will successfully close a sale once a letter of intent has been entered into, whether binding or non-binding, or once an agreement has been signed. Our inability to sell assets, or to sell such assets at attractive prices, could have an adverse impact on our ability to realize proceeds to repay our debt and execute our long-term strategy. In addition, even if we are successful in consummating sales of certain assets, such dispositions may result in losses.

Item 5. Other Information

None of the Company's directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

Item 6. Exhibits

Exhibit Number	Description of Exhibit

10.1†

Amendment Number Four to Second Amended and Restated Loan and Security Agreement and Waiver, dated as of October 12, 2023, by and among Vintage Wine Estates, Inc., certain subsidiaries of Vintage Wine Estates, Inc. party thereto, certain financial institutions party thereto, and BMO Bank N.A., as successor in interest to Bank of the West, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on October 13, 2023).†

10.2

Amendment dated October 17, 2023 to Letter Agreement dated February 7, 2023, between Vintage Wine Estates, Inc. and Patrick Roney (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the SEC on November 14, 2023).*◆

10.3

Forbearance Agreement, dated as of February 28, 2024, by and among the Borrowers, the Administrative Agent, each of the Lenders party thereto, and each of the holders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on March 5, 2023).

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.*

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.*

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).*

*	Filed herewith.

**	Furnished herewith.
◆	Indicates management compensatory plan, contract or arrangement.

†

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vintage Wine Estates, Inc.

Date: March 12, 2024	By:	/s/ SETH KAUFMAN
	Name:	Seth Kaufman
	Title:	President and Chief Executive Officer

Date: March 12, 2024	By:	/s/ KRISTINA JOHNSTON
	Name:	Kristina Johnston
	Title:	Chief Financial Officer

Exhibit 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Seth Kaufman, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Vintage Wine Estates, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2024	/s/ Seth Kaufman
Seth Kaufman
President and Chief Executive Officer

Exhibit 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Kristina Johnston, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Vintage Wine Estates, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2024	/s/ Kristina Johnston
Kristina Johnston
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Seth Kaufman, President and Chief Executive Officer of Vintage Wine Estates, Inc., (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, that:

(1)
the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 containing the financial statements of the Company (the “Periodic Report”), which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2024	/s/ Seth Kaufman
Seth Kaufman
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Kristina Johnston, Chief Financial Officer of Vintage Wine Estates, Inc., (the “Company”), certify, pursuant to 18 U.S.C. Section 1350, that:

(1)
the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2023 containing the financial statements of the Company (the “Periodic Report”), which this statement accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
the information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2024	/s/ Kristina Johnston
Kristina Johnston
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 28, 2024

Vintage Wine Estates, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-40016	87-1005902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 Concourse Boulevard
Santa Rosa, California		95403
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 289-9463

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 28, 2024, Vintage Wine Estates, Inc., a Nevada corporation (the “Company”), its wholly owned subsidiary Vintage Wine Estates, Inc., a California corporation ("Borrower Agent"), certain other subsidiaries of the Borrower Agent (together with the Borrower Agent, collectively, the “Borrowers”), the lenders party thereto (the “Lenders”), and BMO Bank N.A., as administrative agent and collateral agent (the “Agent”), entered into a Forbearance Agreement (the “Forbearance Agreement”) with respect to the Second Amended and Restated Loan and Security Agreement, dated of December 13, 2022 (as amended from time to time, the “Loan Agreement”), by and among the Company, the Borrowers, the Lenders and the Agent.

Under the Forbearance Agreement, the Agent and the Lenders have agreed to forbear from enforcing their respective rights and remedies in respect of certain events of default under the Loan Agreement (the “Designated Defaults”), subject to the terms and conditions set forth in the Forbearance Agreement, through March 31, 2024 (the "Forbearance Period"), so long as no event of default (other than the Designated Defaults) shall occur, and the Company and the Borrowers (collectively, the “Obligors”) comply with the terms of the Forbearance Agreement and otherwise do not assert a defense to their obligations under the Loan Agreement or any other loan document or make a claim against the Agent or any Lender.

The Forbearance Agreement, among other things, (a) reduces the revolving commitments under the Loan Agreement from $200 million to $180 million, (b) permits the Borrowers to continue to borrow under the Loan Agreement, subject to the terms and conditions set forth therein, during the Forbearance Period, notwithstanding the existence of the Designated Defaults, (c) increases, during the Forbearance Period, the interest rate for revolving loans outstanding or incurred under the Loan Agreement by 100 basis points, (d) provides that, during the Forbearance Period, the Borrowers will not maintain cash in excess of their projected cash needs (with any excess to be used to pay outstanding revolving loans), (e) requires the Obligors to comply with certain specified milestones with respect to business planning during the Forbearance Period and (f) requires the payment of certain fees to the Agent and the Lenders including a one-time payment to the Agent for the benefit of the Consenting Lenders, as defined in the Forbearance Agreement, equal to 7.5 basis points on the Consenting Lenders' outstanding Loans and Commitments (as modified by the Forbearance Agreement and to the extent such Commitments are not funded).

The description of the Forbearance Agreement in this Current Report on Form 8-K (this “Current Report”) is a summary and is qualified in its entirety by reference to the complete terms of the Forbearance Agreement included therein. The Forbearance Agreement is filed hereto as Exhibit 10.1 and is incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated into this Item 2.03 by reference.

Item 7.01 Regulation FD Disclosure.

On March 5, 2024, the Company issued a press release announcing the forbearance agreement and providing an update on asset sales. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information set forth, or referred to, in this Item 7.01, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by the Company under the Exchange Act or the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Forbearance Agreement, dated as of February 28, 2024, by and among the Borrowers, the Administrative Agent, each of the Lenders party thereto, and each of the holders party thereto
99.1	Press Release dated March 5, 2024
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vintage Wine Estates, Inc.

Date:	March 5, 2024	By:	/s/ Kristina Johnston
Chief Financial Officer

FORBEARANCE AGREEMENT

This FORBEARANCE AGREEMENT, dated as of February 28, 2024 (as amended, restated, supplemented or otherwise modified from time to time, this "Agreement") is by and among VINTAGE WINE ESTATES, INC., a Nevada corporation ("Holdings"), VINTAGE WINE ESTATES, INC., a California corporation ("Borrower Agent"), each Subsidiary of Borrower Agent party to this Agreement (together with Borrower Agent, each a "Borrower" and, collectively, the "Borrowers"), the Lenders party to this Agreement (constituting "Required Lenders" under the Loan Agreement, the "Consenting Lenders"), and BMO BANK N.A., as successor in interest to BANK OF THE WEST ("BMO"), as administrative agent and collateral agent (in such capacity, together with its successors and assigns in such capacity, the "Agent"), to that Second Amended and Restated Loan and Security Agreement and Waiver, dated of December 13, 2022 (as amended by Amendment No. 1, dated as of February 13, 2023, Amendment No. 2, dated as of March 31, 2023, Amendment No. 3, dated as of May 9, 2023, and Amendment No. 4, dated as of October 12, 2023, and as further amended, restated, amended and restated, supplemented, or otherwise modified from time to time prior to the date hereof, the "Loan Agreement").

W I T N E S S E T H

WHEREAS, Holdings and the Borrowers (collectively, the "Obligors" and each an "Obligor") have requested that the Consenting Lenders and the other Secured Parties forbear from accelerating the Obligations or otherwise exercising any rights or remedies under the Loan Documents, in accordance with and subject to Section 3 of this Agreement, as a result of any Defaults or Events of Default (i) under Section 11.1(c) of the Loan Agreement resulting from the Obligors' failure to maintain Adjusted EBITDA of $17,000,000 for the two Fiscal Quarter period ended December 31, 2023, as required by Section 10.3.3 of the Loan Agreement (the "EBITDA Event of Default"); (ii) under Section 11.1(c) of the Loan Agreement resulting from the Obligors' failure to deliver the Agent and Lenders unaudited balance sheets and the related statements of income and cash flow for the Fiscal Quarter ended December 31, 2023, and for the portion of the Fiscal Year then elapsed within forty-five (45) days after the end of such Fiscal Quarter, as required by Section 10.1.2(c) of the Loan Agreement (the "Reporting Event of Default"); (iii) under Section 11.1(c) of the Loan Agreement resulting from the Obligors' failure to provide an executed Compliance Certificate for the Fiscal Quarter ended December 31, 2023, as required by Section 10.1.2(d) of the Loan Agreement (the "Compliance Certificate Event of Default"); and (iv) resulting from the EBITDA Event of Default, the Reporting Event of Default or the Compliance Certificate Event of Default, including with respect to any representation or warranty given or deemed given as if such EBITDA Event of Default, Reporting Event of Default and Compliance Certificate Event of Default were not in existence or to any notice requirement relating to EBITDA Event of Default, the Reporting Event of Default, the Compliance Certificate Event of Default or any of the foregoing (clauses (i) through (iv), collectively, the "Designated Defaults"); and

WHEREAS, the Obligors have requested that the Consenting Lenders grant a period of forbearance with respect to the Designated Defaults, and the Consenting Lenders party hereto, which constitute the Required Lenders under the Loan Agreement, agree to accommodate such request of Holdings and the Borrowers on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. Incorporation of Recitals. Each of the Obligors acknowledges that the recitals set forth above are true and correct in all respects.

SECTION 2. Defined Terms and Other Definitional Provisions. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Loan Agreement.

SECTION 3. Forbearance.

a.
The "Forbearance Period" shall commence on the Forbearance Effective Date (as defined below) and shall terminate immediately and automatically upon the earliest to occur of: (i) March 31, 2024, at 11:59 p.m. Pacific time; (ii) the occurrence of any Event of Default under the Loan Agreement (other than the Designated Defaults); (iii) the failure of any Obligor to comply with any term, condition or covenant set forth in this Agreement; (iv) any Obligor repudiates or asserts a defense to any Obligations under the Loan Agreement or any other Loan Document or to any obligation or liability owing to the Agent or any Lender in respect thereof or with respect to this Agreement; or (v) any Obligor makes or pursues a claim against the Agent or any Lender.
b.
Subject to the satisfaction of the covenants and conditions precedent set forth in Sections 7 and 8 hereof, during the Forbearance Period, the Agent and each of the Consenting Lenders agree not to enforce any of their respective rights and remedies under the Loan Documents and any agreement contemplated thereby or executed in connection therewith, in each case solely in respect of any of the Designated Defaults, other than rights and remedies explicitly arising under Sections 5.4.4, 7.2.2 (as modified hereby), 8.3.1, or 10.1.1(b) of the Loan Agreement solely as a result of the continuance of any Trigger Period (the "Forbearance"). For the avoidance of doubt, during the Forbearance Period, so long as no Default or Event of Default shall occur and be continuing, other than the Designated Defaults, Loans may continue to be made, converted or continued as SOFR Loans.

c.
The Forbearance is limited in nature, and nothing contained herein is intended, or shall be deemed or construed to: (i) constitute a forbearance of or from any other existing or future Defaults or Events of Default or non-compliance with any term or provision of the Loan Documents or (ii) constitute a waiver of any of the Designated Defaults or any other existing or future Defaults or Events of Default. The Obligors acknowledge and agree that the agreement of the Lenders hereunder to forbear from exercising their default-related remedies with respect to the Designated Defaults shall not constitute a waiver of any of the Designated Defaults and that, except as expressly set forth in this Agreement, the Consenting Lenders expressly reserve all rights and remedies that the Lenders now or may in the future have under any or all of the Loan Documents and applicable law in connection with all Defaults or Events of Default (including, without limitation, the Designated Defaults). For the avoidance of doubt, except to the extent expressly provided otherwise in this Agreement, all references in the Loan Agreement to a Default or Event of Default shall be deemed to include each and all of the Designated Defaults.
d.
As consideration for the Forbearance, the Obligors will pay fees (the "Forbearance Fees") to the Agent pursuant to that certain Fee Letter, of even date herewith, between Borrower Agent and Agent (the "Forbearance Fee Letter") which shall include a one-time payment to the Agent for the benefit of the Consenting Lenders equal to 7.5 basis points on the Consenting Lenders' outstanding Loans and Commitments (as modified by this Agreement and to the extent such Commitments are not funded) as of the date of this Agreement.
e.
The Agent and Consenting Lenders will not elect for Obligations to bear interest at the Default Rate pursuant to Section 3.1.1(b) of the Loan Agreement on account of any Designated Defaults during the Forbearance Period and agree not to retroactively apply the Default Rate following the expiration of the Forbearance Period. For the avoidance of doubt the Agent and Consenting Lenders may elect for the Obligations to bear interest at the Default Rate pursuant to Section 3.1.1(b) of the Loan Agreement upon the occurrence an Event of Default or discovery of an Event of Default during the Forbearance Period.
f.
Except as provided in Section 4 herein, upon the termination or expiration of the Forbearance Period: (i) the Forbearance and all agreements set forth in this Agreement shall terminate automatically and be of no further force or effect, and (ii) the Agent and each Consenting Lender shall be free to proceed to enforce any or all of its rights and remedies set forth in the Loan Agreement, the other Loan Documents or applicable law. In furtherance of the foregoing, and notwithstanding the occurrence of the Forbearance Effective Date, each Obligor acknowledges and confirms that, subject to the terms of this Agreement, all rights and remedies of the Agent or the Lenders under the Loan Agreement, the Loan Documents and applicable law with respect to the Borrowers or any other Obligor shall continue to be available to the Agent and the Lenders.
g.
Execution of this Agreement constitutes a direction by the Consenting Lenders that the Agent act or forbear from acting in accordance with the express terms of this Agreement. Each Consenting Lender agrees that the Agent shall not be required to act against the Obligors if such action is contrary to the express terms of this Agreement.
h.
The Obligors understand and accept the temporary nature of the Forbearance and that the Consenting Lenders have given no assurances that they will extend such Forbearance or provide waivers or amendments to the Loan Agreement or any other Loan Document.

SECTION 4. Amendment.

a.
As of the date hereof, the Form of Borrowing Base Certificate attached as Exhibit C to the Loan Agreement is hereby amended by reducing Line 10 Total Commitments from $200,000,000 to $180,000,000.
b.
During the Forbearance Period, the Form of Borrowing Base Certificate attached as Exhibit C to the Loan Agreement is hereby amended by (a) deleting "." at the end of Certification No. 3 and (b) inserting the immediately following the end of Certification No. 3: ", other than the Designated Defaults, as defined in that certain Forbearance Agreement, dated as of February 28, 2024."
c.
During the Forbearance Period, the definition of Applicable Margin is hereby amended to read, in its entirety, as follows:

"Applicable Margin: the per annum margin set forth below:

Time Period	Revolver Loans	Unused Line Fee Rate for Revolver Loans	Term Loan, Equipment Loan, Capital Expenditure Loans and Delayed Draw Term Loans	Unused Line Fee Rate for Term Loans and Delayed Draw

						Term Loans
	SOFR	Adjusted Base Rate		SOFR	Adjusted Base Rate
Forbearance Period	4.00%	3.00%	0.20%	3.00%	2.00%	0.25%
d.
During the Forbearance Period, the Designated Defaults shall be excluded from the last sentence of Section 3.1.2(a) of the Loan Agreement.
e.
During the Forbearance Period, the Designated Defaults shall be excluded from Section 6.2(a) of the Loan Agreement.
f.
During the Forbearance Period, a new Section 7.2.2(e) shall be added to the Loan Agreement as follows:

"Notwithstanding the occurrence or continuance of any Trigger Period and anything to the contrary contained herein or in any other Loan Document, the Agent and the other Secured Parties will take no action to sweep any amounts held in the Borrowers' operating bank accounts or any bank account maintained by VWE Captive, LLC. Borrowers agree not to maintain in their operating accounts cash balances in excess of their projected cash needs during the Forbearance Period and any excess cash shall be paid to Agent for application against the outstanding Revolver Loans."

g.
During the Forbearance Period, the Designated Defaults shall be excluded from Section 9.1.17 of the Loan Agreement.
h.
As of the date hereof, the Revolver Commitments are reduced to the aggregate principal amounts shown on Schedule 1.1 attached hereto. The Schedule 1.1 attached to the Loan Agreement is replaced with the Schedule 1.1 attached hereto.

SECTION 5. Confirmation of Loan Documents. Each of the Obligors hereby confirms and ratifies all of its Obligations under the Loan Documents to which it is a party. Each of the Obligors hereby confirms and ratifies that its Obligations under the Loan Agreement are and shall remain secured by the Collateral, pursuant to the terms of the Loan Agreement and the other Loan Documents. By its execution on the respective signature lines provided below, each of the Obligors hereby confirms and ratifies all of its respective Obligations and the Liens granted by it under the Security Documents to which it is a party and confirms that all references in such Security Documents to the "Loan Agreement" (or words of similar import) refer to the Loan Agreement as amended hereby without impairing any such Obligations or Liens in any respect.

SECTION 6. Representations and Warranties.

a.
The Obligors hereby represent and warrant to the Agent and the Required Lenders that:
i.
the execution, delivery, and performance of this Agreement and the Obligors' obligations hereunder have been duly authorized by all necessary corporate, partnership or limited liability company action;
ii.
this Agreement has been duly executed and delivered by the Obligors and constitutes the legal, valid, and binding obligation of the Obligors enforceable against Obligors in accordance with its terms;
iii.
no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, the Obligors of this Agreement, except for the approvals, consents, exemptions, authorizations, actions, notices, and filings which have been duly obtained, taken, given, or made and are in full force and effect or (b) the exercise by the Agent or any Consenting Lender of its rights under this Agreement; and
iv.
other than the Designated Defaults, no Default or Event of Default has occurred or is continuing.
b.
Each of the parties hereto hereby represents and warrants that each of the following statements is true, accurate, and complete as to such party as of the date hereof:
i.
such party has carefully read and fully understands all of the terms and conditions of this Agreement;
ii.
such party has consulted with, or had a full and fair opportunity to consult with, an attorney regarding the terms and conditions of this Agreement;
iii.
such party has had a full and fair opportunity to participate in the drafting of this Agreement;
iv.
such party is freely, voluntarily, and knowingly entering into this Agreement; and

v.
in entering into this Agreement, such party has not relied upon any representation, warranty, covenant, or agreement not expressly set forth herein or in the other Loan Documents.

SECTION 7. Covenants.

a.
Each of the Obligors shall provide the Agent and its counsel with reasonable access to the management and advisors of the Obligors, including (but not limited to) Deloitte, and the books and records and financials of the Obligors, in each case of the foregoing, during normal business hours and upon reasonable advance notice from the Agent.
b.
Throughout the Forbearance Period, the Obligors shall satisfy the diligence requests of the Agent within a reasonable period of receipt of each request.
c.
In accordance with, and as limited by, Section 3.4 of the Loan Agreement, the Borrowers shall reimburse Agent for all reasonable and documented fees and expenses previously incurred or incurred in the future by the Agent and professionals retained by the Agent.
d.
On or before 11:59 p.m., Pacific time, on February 29, 2024, the Obligors shall deliver to the Agent a comprehensive proposal regarding the Obligors' go-forward business plan and corporate structure (the "NewCo Model").
e.
On or before 11:59 p.m., Pacific time, on March 4, 2024, the Obligors shall deliver the NewCo Model to the Lenders.
f.
Borrowers agree to make themselves available for a Lender group meeting on or before March 5, 2024.
g.
On or before the 45th day following the date of this Agreement, Borrowers shall cause to be delivered to Agent a fully executed deposit account control agreement ("DACA"), in form and substance satisfactory to Agent, for any deposit account of a Borrower for which a DACA has not yet been entered into with the Agent, except for any account held by VWE Captive, LLC.

For the avoidance of doubt, failure of any Obligor to comply with the foregoing covenants shall be an immediate Event of Default under the Loan Agreement and an immediate termination of the Forbearance Period.

SECTION 8. Conditions to Effectiveness of this Agreement. This Agreement shall be effective as of the date (the "Forbearance Effective Date") when (i) counsel for the Agent has received a counterpart of this Agreement, executed and delivered by the Obligors and Lenders constituting Required Lenders; and (ii) the Agent has received payment of the Forbearance Fee.

SECTION 9. Effects on Loan Documents.

a.
All Loan Documents shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.
b.
Except as set forth herein, the execution, delivery, and effectiveness of this Agreement shall not operate as a waiver of any right, power, or remedy of the Agent or any Lender under any of the Loan Documents, nor constitute a waiver of any provision of the Loan Documents.
c.
The Obligors and the other parties hereto acknowledge and agree that this Agreement shall constitute a Loan Document on and after the Forbearance Effective Date.

SECTION 10. Amendments; Execution in Counterparts.

a.
Other than the amendments in Section 4 of this Agreement, this Agreement shall not constitute a modification or waiver of any provision of the Loan Agreement and, except as expressly stated herein, shall not be construed as a forbearance or consent to any further or future action on the part of the Obligors that would require a forbearance or consent of the Lenders. The provisions of the Loan Agreement are and shall remain in full force and effect.
b.
The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless amended, modified, supplemented, waived or consented to, in accordance with Section 14.1 of the Loan Agreement. This Agreement may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

SECTION 11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each party hereto and their respective successors and assigns.

SECTION 12. No Third-Party Beneficiaries. No Person other than the Obligors, the Agent, and the Consenting Lenders shall have any rights hereunder or be entitled to rely on this Agreement, and all third-party beneficiary rights are hereby expressly disclaimed.

SECTION 13. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, the legality, validity, and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 14. Time of Essence. Time is of the essence in the performance of each of the obligations of the Obligors hereunder and with respect to all conditions to be satisfied by such parties.

SECTION 15. Prior Negotiations; Entire Agreement. This Agreement, the Loan Agreement, and the other Loan Documents constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and supersede all other prior negotiations, understandings, or agreements with respect to the subject matter hereof, whether oral or written.

SECTION 16. Interpretation. This Agreement is the product of negotiations of the parties and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any party by reason of that party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

SECTION 17. RELEASE BY BORROWERS AND GUARANTOR. The Obligors, for themselves, and for their respective agents, servants, officers, directors, shareholders, members, employees, heirs, executors, administrators, agents, successors and assigns forever release and discharge Agent and Lenders and their agents, servants, employees, accountants, attorneys, shareholders, subsidiaries, officers, directors, heirs, executors, administrators, successors and assigns from any and all claims, demands, liabilities, accounts, obligations, costs, expenses, liens, actions, causes of action, rights to indemnity (legal or equitable), rights to subrogation, rights to contribution and remedies of any nature whatsoever, known or unknown, which Obligors have, now have, or have acquired, individually or jointly, at any time prior to the date of the execution of this Amendment, including specifically, but not exclusively, and without limiting the generality of the foregoing, any and all of the claims, damages, demands and causes of action, known or unknown, suspected or unsuspected by Obligors which:

a.
Arise out of the Loan Documents;
b.
Arise by reason of any matter or thing alleged or referred to in, directly or indirectly, or in any way connected with, the Loan Documents; or
c.
Arise out of or in any way are connected with any loss, damage, or injury, whatsoever, known or unknown, suspected or unsuspected, resulting from any act or omission by or on the part of Agent or any Lender or any party acting on behalf of Agent or any Lender committed or omitted prior to the date of this Amendment.

As further consideration for the above release, each Obligor specifically agrees, represents, and warrants that the matters released herein are not limited to matters which are known or disclosed, and such Obligor hereby waives any and all rights and benefits which it now has, or in the future may have, by virtue of the provisions of Section 1542 of the Civil Code of the State of California which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE LENDER OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each Obligor is aware that it may later discover facts in addition to or different from those which it now knows or believes to be true with respect to the releases given herein, and that it is nevertheless such Obligor's intention to settle, release, and discharge fully, finally, and forever all of these matters, known or unknown, suspected or unsuspected, which previously existed, now exist, or may exist. In furtherance of such intention, each Obligor specifically acknowledges and agrees that the releases given in this Amendment shall be and shall remain in effect as full and complete releases of the matters being released, notwithstanding the discovery or existence of any such additional or different facts and that such releases shall not be subject to termination or rescission by reason of any such additional or different facts.

SECTION 18. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF CALIFORNIA. EACH PARTY HERETO HEREBY AGREES AS SET FORTH FURTHER IN SECTIONS 14.13, 14.14, and 14.15 OF THE CREDIT AGREEMENT AS IF SUCH SECTIONS WERE SET FORTH IN FULL HEREIN, Mutatis mutandis.

SECTION 19. Notice of Designated Defaults. This Agreement and the matters set forth herein shall constitute written notice of the Designated Defaults for purposes of satisfaction of any disclosure requirement in the Loan Agreement or any other Loan Document requiring that the Obligors give notice of, certify as to the absence of, or otherwise disclose in writing the occurrence and/or continuance of any Default or Event of Default and the failure of any Obligor prior to, on, or after the date hereof to deliver any such notice, certification, or other disclosure of the Designated Defaults shall not constitute a Default or Event of Default under the Loan Agreement.

[Remainder of page intentionally left blank; signatures follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

HOLDINGS:

VINTAGE WINE ESTATES, INC.,

a Nevada corporation

By:/s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

BORROWERS:

VINTAGE WINE ESTATES, INC.,

a California corporation

By:/s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

GROVE ACQUISITION, LLC,

a California limited liability company

By:/s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

GIRARD WINERY LLC,

a California limited liability company

By:/s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

MILDARA BLASS INC.,

a California corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Chief Financial Officer

SPLINTER GROUP NAPA, LLC,

a California limited liability company

By: /s/ Patrick Roney

Name: Patrick Roney

Title: Manager

SABOTAGE WINE COMPANY, LLC,
a California limited liability company

By: /s/ Patrick Roney
Name: Patrick Roney
Title: Manager

VWE CAPTIVE, LLC,
a Nevada limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston
Title: Manager

CALIFORNIA CIDER CO., INC.,

a California corporation

By: /s/ Kristina Johnston

Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

THAMES AMERICA TRADING COMPANY LTD.,
a California corporation

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

VINESSE, LLC,
a California limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Vice President, Secretary and Treasurer

MEIER'S WINE CELLARS, INC.,
an Ohio corporation

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Chief Financial Officer

MEIER'S WINE CELLARS ACQUISITION,
LLC,
a Delaware limited liability company

By: /s/ Kristina Johnston
Name: Kristina Johnston

Title: Secretary and Treasurer

AGENT AND LENDERS:

BMO BANK N.A., as successor in interest to BANK OF THE WEST,

as Agent and Lender

By:/s/ Ron Freed

Name: Ron Freed

Title: Director

AgCountry Farm Credit Services, PCA,
as Lender

By: /s/ Lisa Caswell
Name: Lisa Caswell
Title: Vice President Capital Markets

Greenstone Farm Credit Services, ACA,
as Lender

By: /s/ Curtis Flammini
Name: Curtis Flammini
Title: VP of Capital Markets Lending

Greenstone Farm Credit Services, FLCA,
as Lender

By: /s/ Curtis Flammini
Name: Curtis Flammini
Title: VP of Capital Markets Lending

RABO AGRIFINANCE LLC,
as Lender

By: /s/ Jeff Hanson
Name: Jeff Hanson
Title: VP-LFR

Compeer Financial, PCA,
as Lender

By: /s/ Jeff Pavlik
Name: Jeff Pavlik
Title: Principal Credit Officer Risk

FARM CREDIT MID-AMERICA, PCA,
as Lender

By: /s/ Jessie Thatcher
Name: Jessie Thatcher
Title: Credit Officer Food & Agribusiness

HTLF Bank,
as Lender

By: /s/ Travis Moncada
Name: Travis Moncada
Title: SVP/Director

FARM CREDIT BANK OF TEXAS,
as Lender

By: /s/ Roger Leesman
Name: Roger Leesman
Title: Managing Director – Capital Markets

COMERICA BANK,
as Lender

By: /s/ Bill Stefani
Name: Bill Stefani
Title: Vice President

EXHIBIT 99.1

News Release

205 Concourse Boulevard | Santa Rosa, CA 95403

For Immediate Release

Vintage Wine Estates Provides Update on Asset Sales as Company Progresses Towards Streamlined Business Model and Announces Forbearance Agreement with Lenders

•
Leadership accelerating efforts to streamline business model with focus on branded
Super Premium+ wine and cider across wholesale and direct-to-consumer (“DTC”) channels
•
Measurable progress on monetization of non-core production services and stand-alone DTC platforms to support debt reduction
•
Lenders aligned on turnaround and restructuring plan; forbearance agreement provides time for amendment discussions
•
Planning to report second quarter fiscal 2024 results on March 12, 2024

SANTA ROSA, CA, March 5, 2024 – Vintage Wine Estates, Inc. (Nasdaq: VWE and VWEWW) (“VWE” or the “Company”), one of the top wine producers in the U.S., today provided an update on the business to include its progress with restructuring and asset sales, discussions with its lenders and financial reporting timing expectations.

Streamlined business offers commercial/operational focus and improved financial profile, supported by divestment of high-cost operations

Seth Kaufman, President and CEO of Vintage Wine Estates, commented, “To reposition VWE as an omnichannel wine and cider company that offers the highest quality Super Premium+ products in the U.S., we are aggressively advancing on our top priorities to:

•
improve profitability and build a strong go-to-market capability that supports differentiated brands,
•
sell non-core assets to measurably reduce debt, and
•
optimize operations to improve cash generation.

We are actively executing against our planned roadmap to engage potential acquirers for our stand-alone DTC and certain production services businesses, in addition to other assets. This will generate needed focus and allow us to strategically deploy our resources to support a unique branded wine and cider business which we believe can offer accelerated top-line growth, gains in market share, expanded margins, and improved cash generation. We anticipate that selling these non-core assets with unfavorable cost structures will materially reduce operating expenses and help transform VWE into a much smaller, but more profitable business, that can consistently generate cash. And, perhaps most importantly, these actions can allow us to return our focus to developing and scaling unique brands that delight consumers with highly-rated wines and ciders.”

Sale of assets update

The Company retained Oppenheimer & Co. in January 2024 to aggressively pursue the sale of several assets and to date has received numerous attractive bids as well as a non-binding letter of intent. The Company believes it is well positioned to close certain of these transactions over the next few months. There is also an ongoing evaluation of interest in other assets, which could be opportunistically sold if offers exceed valuation and return hurdles.

-MORE-

Vintage Wine Estates Provides Update on Asset Sales as Company Progresses Towards Streamlined Business Model and
Announces Forbearance Agreement with Lenders
March 5, 2024

Mr. Kaufmann noted, “The level of interest in our non-core businesses and other assets has exceeded our expectations in terms of the quantity and quality of discussions. We remain optimistic in our ability to monetize these assets, which will allow us to pay down debt and increase liquidity.”

Forbearance agreement with lenders

The Company also announced that its plans to reorganize and dispose of certain assets through sales were accepted by its lender group. The lender group subsequently provided an agreement to forbear exercising their rights and remedies under the Second Amended and Restated Loan and Security Agreement as amended on October 12, 2023 (the “Second A&R Loan and Security Agreement”), in respect of, or arising out of, certain defaults under the Second A&R Loan and Security Agreement until the earlier of March 31, 2024 or in the event of any other event of default other than those designated in the agreement. The Second A&R Loan and Security Agreement currently has principal amounts outstanding of $324.3 million as of February 29, 2024. The forbearance agreement provides flexibility for the Company to continue executing the previously announced restructuring and transformation while working with its lenders on an amended credit agreement.

Kristina L. Johnston, Chief Financial Officer of VWE, commented, “Our lenders remain fully engaged with us and we appreciate the progress we are making with discussions to further amend our credit agreement to reflect our current business operations as we execute our restructuring roadmap and advance asset sales.”

The Company will provide an update when further disclosure is required or otherwise appropriate.

Second quarter fiscal 2024 financial results timing

As previously announced, the Company has not yet filed its financial results for the period ended December 31, 2023. It expects to report these results and file its Form 10-Q on March 12, 2024.

About Vintage Wine Estates, Inc.

Vintage Wine Estates (Nasdaq: VWE and VWEWW) is reimagining itself to become a leading wine and cider company that makes the highest quality, Super Premium+ wines and ciders that are accessible and approachable for consumers. Its vision is to be a growing, highly profitable omnichannel business with a consumer-centric culture. VWE has a family of estate wineries in Napa, Sonoma, California’s Central Coast, Oregon, and Washington State with valuable heritage and offerings. Through its Five-Point Plan and its strategy to reimagine the future of VWE, the Company is simplifying its offering to ACE Cider, three leading lifestyle brands (Bar Dog, Cherry Pie and Layer Cake) and key estate wines including B.R. Cohn, Firesteed, Girard, Kunde and Laetitia as well as several other heritage estate brands. Its primary focus is on the Super Premium+ segment of the U.S. wine industry defined as $15+ per bottle. The Company regularly posts updates and additional information at ir.vintagewineestates.com.

Forward-Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “expect,” “future,” “plan,” “will,” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to statements regarding VWE’s business strategies; the ability of VWE’s business strategies to offer accelerated top-line growth, gains in market share, expanded margins, and improved cash generation; the ability of the efforts to divest non-core assets, and for such efforts to measurably reduce debt; the ability of Oppenheimer & Co. to accelerate the VWE’s monetization efforts through the divestment of non-core assets; the ability of selling non-core assets to help transform VWE into a smaller, but more profitable business that can consistently generate cash; any interest or opportunities related to other assets of the Company; the benefits and timing of the forbearance agreement with VWE’s lenders; the discussions with VWE’s lenders and the possibility for a future amendment to the Second A&R Loan and Security Agreement; and the anticipated timing of the filing of VWE’s results for the second quarter ended December 31, 2023. These statements are based on various assumptions, whether or not identified in this news release, and on the current expectations of VWE’s management. These forward-looking statements are not intended to serve as, and should not be relied on by any investor as, a guarantee of actual performance or an assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of VWE. Factors that

Vintage Wine Estates Provides Update on Asset Sales as Company Progresses Towards Streamlined Business Model and
Announces Forbearance Agreement with Lenders
March 5, 2024

could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the Company’s limited experience operating as a public company; the Company’s ability to complete its closing procedures for the quarter ended December 31, 2023 within the anticipated timeframe; the ability of the Company to regain compliance with Nasdaq continued listing requirements; the time and expense associated with any necessary remediation of control deficiencies; the ability of the Company to effectively execute its strategic plans to reimagine the Company; the Company’s ability to deleverage within the anticipated time frame or at all and its ability to regain compliance with the covenants in its credit agreement, or satisfy its other contractual arrangements, including the forbearance agreement with its lenders; the ability of the Company to retain key personnel; the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, rising inflation, fluctuations in prices, interest rates and market demand; the effects of competition on VWE’s future business; the potential adverse effects of health pandemics, epidemics or contagious diseases on VWE’s business and the U.S. and world economy; declines or unanticipated changes in consumer demand for VWE’s products; disruption of supply or shortage of energy; VWE’s ability to adequately source grapes and other raw materials and any increase in the cost of such materials; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s level of insurance against catastrophic events and losses; impacts from climate change and related government regulations; VWE’s significant reliance on its distribution channels, including independent distributors, particularly in its wholesale operations; a loss or significant decline of sales to important distributors, marketing companies, or retailers; risks associated with new lines of business or products; potential reputational harm to VWE’s brands from internal and external sources; decline in consumer sentiment to purchase wine through VWE’s direct-to-consumer channels; possible decreases in VWE’s wine quality ratings; integration risks associated with recent or future acquisitions; possible litigation relating to misuse or abuse of alcohol; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s ability to maintain necessary licenses; VWE’s ability to protect its trademarks and other intellectual property rights; risks associated with the Company’s information technology and ability to maintain and protect personal information; VWE’s ability to make payments on its indebtedness; risks that the Company is unable to meet the additional restrictions and obligations imposed by its amended credit agreement; and those factors discussed in the Company’s most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q or other reports filed with the Securities and Exchange Commission. There may be additional risks including other adjustments that VWE does not presently know or that VWE currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect VWE’s expectations, plans or forecasts of future events and views as of the date and time of this news release. VWE undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

###

Contacts:

Investors Deborah K. Pawlowski Kei Advisors LLC dpawlowski@keiadvisors.com Phone: 716.843.3908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 05, 2024

Vintage Wine Estates, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-40016	87-1005902
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

205 Concourse Boulevard
Santa Rosa, California		95403
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 289-9463

Vintage Wine Estates, Inc.
937 Tahoe Boulevard, Suite 210
Incline Village, Nevada 89451

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value per share	VWE	The Nasdaq Stock Market LLC
Warrants to purchase common stock	VWEWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 — Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On February 21, 2024, Vintage Wine Estates, Inc. (“VWE” or the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company has not filed its Quarterly Report on Form 10-Q for the period ended December 31, 2023 (the “Form 10-Q”) within the prescribed time period, the Company is not in compliance with the timely filing requirement for continued listing under Nasdaq Listing Rule 5250(c)(1).

The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq. While the notification letter provides the Company the opportunity to submit a plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) within 60 days from the date of the notice, VWE currently expects to be in compliance with the listing rule in that timeframe.

Item 5.02 — Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On February 5, 2024, Zach Long, Chief Operations Officer of VWE, notified the Company of his resignation from the Company, effective February 23, 2024.

Item 7.01 — Regulation FD Disclosure

On February 27, 2024, the Company issued a press release announcing its receipt of the Nasdaq notification letter. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information set forth, or referred to, in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing by the Company under the Exchange Act or the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01 — Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description
99.1	Press release, dated February 27, 2024
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements contained in this Current Report on Form 8-K may be identified by the use of words such as “could,” “expects,” “may,” “plan,” “predict,” “should,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include, but are not limited to, statements regarding the anticipated timing of the filing of VWE’s results for the period ended December 31, 2023. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond the Company’s control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those described more fully in the section titled “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended June 30, 2023 and the Company’s other reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vintage Wine Estates, Inc.
(Registrant)
Date:	February 27, 2024	By:	/s/ Kristina Johnston
Kristina Johnston Chief Financial Officer

EXHIBIT 99.1

News Release

205 Concourse Boulevard | Santa Rosa, CA 95403

For Immediate Release

Vintage Wine Estates Receives Notification from Nasdaq Related to
Delayed Quarterly Report on Form 10-Q

SANTA ROSA, CA, February 27, 2024 – Vintage Wine Estates, Inc. (Nasdaq: VWE and VWEWW) (“VWE” or the “Company”), one of the top wine producers in the U.S., today announced that it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on February 21, 2024, indicating that, because the Company has not filed its Quarterly Report on Form 10-Q for the period ended December 31, 2023 (the “Form 10-Q”) within the prescribed time period, the Company is not in compliance with the timely filing requirement for continued listing under Nasdaq Listing Rule 5250(c)(1).

The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s common stock. While the notice provides the Company the opportunity to submit a plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) within 60 days, VWE currently expects to be in compliance with the listing qualification in that timeframe.

About Vintage Wine Estates, Inc.

Vintage Wine Estates (Nasdaq: VWE and VWEWW) is reimagining itself to become a leading wine and cider company that makes the highest quality, Super Premium+ wines and ciders that are accessible and approachable for consumers. Its vision is to be a growing, highly profitable omnichannel business with a consumer-centric culture. VWE has a family of estate wineries in Napa, Sonoma, California’s Central Coast, Oregon, and Washington State with valuable heritage and offerings. Through its Five-Point Plan and its strategy to reimagine the future of VWE, the Company is simplifying its offering to ACE Cider, three leading lifestyle brands (Bar Dog, Cherry Pie and Layer Cake) and key estate wines including B.R. Cohn, Firesteed, Girard, Kunde and Laetitia as well as several other heritage estate brands. Its primary focus is on the Super Premium+ segment of the U.S. wine industry defined as $15+ per bottle. The Company regularly posts updates and additional information at ir.vintagewineestates.com.

Forward-Looking Statements

Some of the statements contained in this press release are forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, the anticipated timing of the filing of VWE’s results for the second quarter ended December 31, 2023. These statements are based on various assumptions, whether or not identified in this news release, and on the current expectations of VWE’s management. These forward-looking statements are not intended to serve as, and should not be relied on by any investor as, a guarantee of actual performance or an assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the Company’s limited experience operating as a public company; the Company’s ability to complete its closing procedures for the quarter ended December 31, 2023 within the anticipated timeframe; the ability of the Company to regain compliance with Nasdaq continued listing requirements; the time and expense associated with any necessary remediation of control deficiencies; the ability of the

-MORE-

Vintage Wine Estates Receives Notification from Nasdaq Related to Delayed Quarterly Report on Form 10-Q

February 27, 2024

Company to effectively execute its strategic plans to reimagine the Company; the Company’s ability to deleverage within the anticipated time frame or at all and its ability to satisfy the covenants in its credit agreement or other contractual arrangements; the ability of the Company to retain key personnel; the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, rising inflation, fluctuations in prices, interest rates and market demand; the effects of competition on VWE’s future business; the potential adverse effects of health pandemics, epidemics or contagious diseases on VWE’s business and the U.S. and world economy; declines or unanticipated changes in consumer demand for VWE’s products; disruption of supply or shortage of energy; VWE’s ability to adequately source grapes and other raw materials and any increase in the cost of such materials; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s level of insurance against catastrophic events and losses; impacts from climate change and related government regulations; VWE’s significant reliance on its distribution channels, including independent distributors, particularly in its wholesale operations; a loss or significant decline of sales to important distributors, marketing companies, or retailers; risks associated with new lines of business or products; potential reputational harm to VWE’s brands from internal and external sources; decline in consumer sentiment to purchase wine through VWE’s direct-to-consumer channels; possible decreases in VWE’s wine quality ratings; integration risks associated with recent or future acquisitions; possible litigation relating to misuse or abuse of alcohol; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s ability to maintain necessary licenses; VWE’s ability to protect its trademarks and other intellectual property rights; risks associated with the Company’s information technology and ability to maintain and protect personal information; VWE’s ability to make payments on its indebtedness; risks that the Company is unable to meet the additional restrictions and obligations imposed by its amended credit agreement; and those factors discussed in the Company’s most recent Annual Report on Form 10-K and in subsequent Quarterly Reports on Form 10-Q or other reports filed with the Securities and Exchange Commission. There may be additional risks including other adjustments that VWE does not presently know or that VWE currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect VWE’s expectations, plans or forecasts of future events and views as of the date and time of this news release. VWE undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

###

Contacts:

Investors Deborah K. Pawlowski Kei Advisors LLC dpawlowski@keiadvisors.com Phone: 716.843.3908